   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY __, 1998
                                                      REGISTRATION NO. 333-_____
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------

                          PROFESSIONAL DETAILING, INC.
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                     7389                                    22-3562897
     (State or Other Jurisdiction of             (Primary Standard Industrial                     (I.R.S. Employer
     Incorporation or Organization)               Classification Code Number)                    Identification No.)
                                                    599 MacArthur Boulevard
                                                 Mahwah, New Jersey 07430-2326
                                                        (201) 818-8450
                                                   (201) 818-8445 Facsimile

  (Address, including zip code, and telephone number, including area code, of
                        Registrant's executive offices)

                              CHARLES T. SALDARINI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PROFESSIONAL DETAILING, INC.
                            599 MACARTHUR BOULEVARD
                         MAHWAH, NEW JERSEY 07430-2326
                                 (201) 818-8450
                            (201) 818-8445 FACSIMILE
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          ---------------------------

                                   Copies to:

                     KENNETH S. ROSE, ESQ.                                           KEITH F. HIGGINS, ESQ.
                   JOEL J. GOLDSCHMIDT, ESQ.                                              ROPES & GRAY
              MORSE, ZELNICK, ROSE & LANDER, LLP                                     ONE INTERNATIONAL PLACE
                        450 PARK AVENUE                                            BOSTON, MASSACHUSETTS 02110
                   NEW YORK, NEW YORK 10022                                              (617) 951-7000
                        (212) 838-5030                                              (617) 951-7050 FACSIMILE
                   (212) 838-9190 FACSIMILE

                          ---------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the 'Securities Act'), check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                          ---------------------------

                        CALCULATION OF REGISTRATION FEE

                    TITLE OF EACH CLASS OF                             PROPOSED MAXIMUM                     AMOUNT OF
                 SECURITIES TO BE REGISTERED                     AGGREGATE OFFERING PRICE (1)           REGISTRATION FEE
Common Stock, $.01 par value..................................            $46,000,000                      $13,570.00

(1) Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(o) under the Securities Act.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED _____________ ___, 1998

                         ________________________SHARES
                          PROFESSIONAL DETAILING, INC.
                                  COMMON STOCK

                            ------------------------

ALL OF THE SHARES OF COMMON STOCK BEING OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE
   COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $______ AND $______. SEE
     'UNDERWRITERS' FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN
                 DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

                            ------------------------

      APPLICATION HAS BEEN MADE TO LIST THE COMMON STOCK FOR QUOTATION ON
              THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL 'PDII.'

                            ------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE 'RISK FACTORS'
                    BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                             PRICE $       A SHARE

                            ------------------------

                                                                       UNDERWRITING
                                                PRICE TO               DISCOUNTS AND             PROCEEDS TO
                                                 PUBLIC               COMMISSIONS (1)            COMPANY (2)
                                            ----------------          ---------------          ----------------
Per Share..............................            $                         $                        $
Total (3)..............................            $                         $                        $

------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting expenses payable by the Company estimated at $______.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of ______ additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such Shares in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $______, $______ and $______, respectively. See 'Underwriters.'
                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Ropes & Gray, counsel for the Underwriters. It is expected that delivery of
the Shares will be made on or about           , 1998 at the office of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                            WILLIAM BLAIR & COMPANY
                                                               HAMBRECHT & QUIST

            , 1998

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL         , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING) ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
Prospectus Summary........................................................................................      3
Summary Financial Data....................................................................................      5
Risk Factors..............................................................................................      7
Use of Proceeds...........................................................................................     13
Dividend Policy...........................................................................................     13
S Corporation Termination.................................................................................     13
Capitalization............................................................................................     14
Dilution..................................................................................................     15
Selected Financial Data...................................................................................     16
Management's Discussion and Analysis of Financial Condition and Results of Operations.....................     18
Business..................................................................................................     24
Management................................................................................................     37
Certain Transactions......................................................................................     42
Principal Shareholders....................................................................................     43
Description of Capital Stock..............................................................................     44
Shares Eligible for Future Sale...........................................................................     46
Underwriters..............................................................................................     47
Legal Matters.............................................................................................     48
Experts...................................................................................................     49
Additional Information....................................................................................     49
Index to Financial Statements.............................................................................    F-1

                            ------------------------

     The Company intends to furnish to its stockholders annual reports containing audited financial statements and an opinion thereon expressed by independent accountants and quarterly reports for the first three quarters of each fiscal year containing interim financial information.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITERS.'
                            ------------------------

     In this Prospectus, the term the 'Company' or 'PDI' includes Professional Detailing, Inc., a Delaware corporation, and its predecessors. The Company's corporate headquarters are located at 599 MacArthur Boulevard, Mahwah, New Jersey 07430, and its telephone number is (201) 818-8450.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and the notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus has been adjusted to reflect a merger (the 'Merger') of Professional Detailing, Inc., a New Jersey corporation, with and into Professional Detailing, Inc., a Delaware corporation, immediately prior to the effective date of the registration statement of which this Prospectus is a part. Upon completion of the Merger, the shareholders of the New Jersey corporation will own an aggregate of _______ shares of the Delaware corporation and all outstanding options to purchase shares of the New Jersey corporation will be converted into options to purchase shares of the Delaware corporation. All references herein to industry financial and statistical information are based on trade articles, industry reports and other sources that the Company believes to be reliable, although there can be no assurance to that effect. Unless specified to the contrary or the context clearly implies otherwise, all references herein to the 'Company' or 'PDI' shall be deemed to include Professional Detailing, Inc., a Delaware corporation, and its predecessors. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company is a leading provider of comprehensive customized sales solutions on an outsourced basis to the United States pharmaceutical industry. The Company believes it has achieved this leadership position based on its 10 years of industry experience and its relationships with many of the pharmaceutical industry's largest companies. Since inception, the Company has designed customized product detailing programs for approximately 25 clients, including Pfizer, Inc., Astra Merck Inc., Glaxo Wellcome Inc. and Johnson & Johnson, Inc. These programs have been designed to promote more than 70 different products, including such leading prescription medications as Prilosec(Registered), Wellbutrin(Registered) and Cardura(Registered), as well as a number of over-the-counter ('OTC') products such as Bayer(Registered) Aspirin, Pepcid AC(Registered) and Monistat 5(Registered), to hospitals, pharmacies and physicians in approximately 20 different specialties. The Company's primary objective is to enhance its leadership position in the growing contract sales organization ('CSO') industry and to become the premier supplier of comprehensive sales solutions to the pharmaceutical industry and other segments of the healthcare market.

     The Company has demonstrated strong internal growth, generated by securing new business from leading pharmaceutical companies and by renewing and expanding programs with existing clients. The Company believes that it is one of the largest CSOs operating in the United States measured both by revenue and total number of sales representatives used in programs. Revenue and gross profit grew at compound rates of 87.7% and 58.0%, respectively, between 1994 and 1997. The number of sales representatives (both full-time and part-time) employed by the Company has increased from approximately 100 as of December 31, 1993 to approximately 1,000 as of December 31, 1997. Over that same period, the Company's mix between part-time and full-time representatives shifted from 100% part-time to 45% part-time. The Company has also experienced a consistently high renewal rate among its clients. For example, for the year ended December 31, 1997, approximately 86% of the Company's revenue was generated from clients that had contributed to its 1996 revenue.

     According to PMSI Scott-Levin Inc., a healthcare marketing information company ('Scott-Levin'), United States pharmaceutical companies spent approximately $4.5 billion on product detailing in 1996. The Company estimates that product detailing, on average, represents approximately 60% of a pharmaceutical company's total promotional spending. Product detailing involves a face-to-face meeting between a sales representative and a targeted prescriber, usually a physician identified because of his or her specialty or prescribing patterns. Detailing generally occurs in physician offices and hospitals, although conventions and trade association meetings may also provide an appropriate forum. The sales representative is required to possess a high level of product knowledge, as well as other technical and therapeutic expertise. Product detailing involves a technical review of the product's legally authorized indications and usage, role in disease treatment, mechanism of action, side effects, dosing, drug interactions, cost and availability (i.e., the 'details').

     The CSO industry provides outsourced physician detailing programs to pharmaceutical, medical device and diagnostic companies. CSOs have evolved from providing detailing support for OTC products into a full-service industry handling some of the leading prescription pharmaceutical compounds. Since the early 1990s, the United States pharmaceutical industry has increasingly used CSOs to provide the detailing service required to introduce new products, reintroduce older products, supplement existing sales efforts, raise promotional barriers to entry for competitors and demonstrate the incremental sales impact of detailing a particular product. While there is little available data regarding the CSO industry, the Company believes that there are approximately eight CSOs currently operating in the United States. The Company also believes that 17 of the 50 largest pharmaceutical

<Page
companies in the United States, measured by healthcare revenue, currently use CSOs. Finally, the Company estimates that revenues for the CSO industry in the United States increased from approximately $80 million in 1995 to $185 million in 1996 and $325 million in 1997.

     The Company is engaged by its clients to design and implement product detailing programs for both prescription and OTC pharmaceutical products. Such programs typically include three phases: design, execution and assessment. In the program design phase, the Company works with the client to understand needs, define objectives, select targets and determine appropriate staffing. Program execution involves recruiting, hiring, training and managing a sales force, which performs detail calls promoting the particular client's pharmaceutical products. Assessment, the last phase of the program, involves measurement of sales force performance and program success relative to the goals and objectives outlined in the program design phase.

     The Company believes that because of the benefits of outsourcing, pharmaceutical companies have made a strategic decision to continue to outsource a significant portion of their sales and marketing activities. The Company believes that the trend toward the increased use of CSOs by pharmaceutical companies will continue due to the following industry dynamics: (i) pharmaceutical companies will continue to expand their product portfolios and, as a result, will need to add sales force capacity, (ii) pharmaceutical companies will continue to face margin pressures and will seek to maintain flexibility by converting fixed costs to variable costs, and (iii) the availability of qualified CSOs will provide an incentive to pharmaceutical companies to continue to outsource this function.

     The Company believes that it is well positioned to benefit from these growth opportunities. Through its 10 years of providing service to the United States pharmaceutical industry, the Company has demonstrated that it is a high-quality, results-oriented provider of detailing services. In addition, the Company maintains a highly qualified sales force as a result of a rigorous recruiting process and training programs that are comparable to those of the pharmaceutical companies. The Company believes that one of its biggest competitive advantages is its ability to provide customized solutions to its clients. Finally, as one of the largest CSOs, the Company has achieved the size and demonstrated the ability to perform large detailing programs and execute multiple programs simultaneously.

     In order to leverage its competitive advantages, PDI's growth strategy emphasizes: (i) enhancing its leadership position in the growing CSO market by maintaining its historic focus on high-quality contract sales services and by continuing to build and invest in the Company's core competencies and operations; (ii) expanding both its relationship with existing clients and its selling efforts to capture new clients; (iii) offering additional promotional, marketing and educational services and further developing its existing detailing services; (iv) entering new geographic markets; and (v) investigating and pursuing appropriate acquisitions of detailing or detailing-related companies.

     The Company was incorporated under the laws of the state of Delaware on February 10, 1998. The Company's predecessor was incorporated under the laws of New Jersey on March 10, 1988. The Company's principal executive offices are located at 599 MacArthur Boulevard, Mahwah, New Jersey 07430 and its telephone number is (201) 818-8450.

                                  THE OFFERING

Common Stock to be Offered..........................................  ____________Shares
Common Stock to be Outstanding after the Offering...................  ____________Shares (1)
Use of Proceeds.....................................................  Working capital for business expansion purposes, investment
                                                                      in infrastructure and other
                                                                      general corporate purposes,
                                                                      including potential
                                                                      acquisitions. See 'Use of
                                                                      Proceeds.'
Proposed Nasdaq National Market Symbol..............................  PDII

------------------
(1) Excludes (i) ___________ shares of Common Stock issuable upon the exercise of stock options outstanding on December 31, 1997, at a weighted average exercise price of $___________ per share and (ii) ___________ additional shares of Common Stock reserved for future grants under the Company's 1998 Stock Option Plan. See 'Management -- 1998 Stock Option Plan.'

                               SUMMARY FINANCIAL DATA

STATEMENT OF OPERATIONS DATA:

                                                                          YEAR ENDED DECEMBER 31,
                                                           -----------------------------------------------------
                                                            1993       1994       1995        1996        1997
                                                           ------     ------     -------     -------     -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

Revenue................................................    $8,226     $8,250     $18,398     $33,015     $54,542
Program expenses.......................................     4,886      5,339      15,427      26,886      43,057
                                                           ------     ------     -------     -------     -------
Gross profit...........................................     3,340      2,911       2,971       6,129      11,485
Compensation expense...................................     1,945      1,673       2,124       3,191       5,121(1)
Bonus to majority shareholder(2).......................       440        200         425       1,500       2,243
Stock grant expense(3).................................        --         --          --          --       4,470
Other general, selling and administrative expenses.....       844        826       1,159       1,650       2,755
                                                           ------     ------     -------     -------     -------
Total general, selling and administrative expenses.....     3,229      2,699       3,708       6,341      14,589
                                                           ------     ------     -------     -------     -------
Operating income (loss)................................       111        212        (737)       (212)     (3,104)
Other income, net......................................        17         16          70          98         155
                                                           ------     ------     -------     -------     -------
Income (loss) before provision for taxes...............       128        228        (667)       (114)     (2,949)
Pro forma provision for (benefit from) income
  taxes(4).............................................        51         91        (121)         --          --
                                                           ------     ------     -------     -------     -------
Pro forma net income (loss)(4).........................    $   77     $  137     $  (546)    $  (114)    $(2,949)
                                                           ------     ------     -------     -------     -------
                                                           ------     ------     -------     -------     -------
Pro forma net income (loss) per share(4)...............                                                  $
                                                                                                         -------
                                                                                                         -------
Pro forma weighted average number of shares
  outstanding..........................................
                                                                                                         -------
                                                                                                         -------

OTHER FINANCIAL DATA:

Adjusted operating income (loss)(5)....................    $  551     $  412     $  (312)    $ 1,288     $ 3,609
Adjusted net income (loss)(4)(5).......................       341        257        (145)        832       2,258

OTHER OPERATING DATA:

Number of detail programs..............................         8          9          10          13          15
Number of clients......................................         6          7           7           8          12
Average size of detail program.........................    $1,028     $  917     $ 1,840     $ 2,540     $ 3,636
Number of sales representatives at end of period:
  Full-time............................................        --         --          --          29         633
  Part-time............................................       107        107         393         709         362
                                                           ------     ------     -------     -------     -------
  Total................................................       107        107         393         738         995
                                                           ------     ------     -------     -------     -------
                                                           ------     ------     -------     -------     -------

                                                 See footnotes on following page

BALANCE SHEET DATA:
                                                                                         AS OF DECEMBER 31, 1997
                                                                                        --------------------------
                                                                                                      PRO FORMA
                                                                                        ACTUAL      AS ADJUSTED(6)
                                                                                        -------     --------------
                                                                                             (IN THOUSANDS)

Cash and cash equivalents...........................................................    $ 5,760        $
Working capital.....................................................................        129
Total assets........................................................................     13,691
Total long-term debt................................................................         --
Shareholders' equity (deficit)......................................................        676

------------------

(1) Includes bonus compensation of $237,000 paid to Charles T. Saldarini, the Company's President, Chief Executive Officer and a minority shareholder. It is expected that, in addition to his base salary, Mr. Saldarini may receive cash bonuses in future periods as determined by the Compensation Committee. See 'Management -- Executive Compensation.'

(2) The Company has been treated as an S Corporation under subchapter S of the Internal Revenue Code of 1986, as amended (the 'Code') since January 1, 1991 and under the corresponding provisions of the tax laws of the State of New Jersey since January 1, 1994. Historically, as an S Corporation, the Company made annual bonus payments to its majority shareholder based on the Company's estimated profitability and working capital requirements. With the exception of the distribution to be declared immediatley prior to the Offering, the Company does not expect to pay such bonuses in future periods. See 'Dividend Policy.'

(3) On January 1, 1997, the Company issued shares of its Common Stock to Charles
    T. Saldarini, its current President and Chief Executive Officer. As a result, prior to the Offering, Mr. Saldarini owns 15.0% of the Common Stock outstanding. For financial accounting purposes, a non-recurring, non-cash compensation expense was charged in the first quarter of 1997. See 'Principal Shareholders,' 'Management,' 'Certain Transactions' and note 12 to the Company's Financial Statements.

(4) As an S Corporation, the Company has not been subject to Federal or New Jersey corporate income taxes, other than a New Jersey state corporate income tax of approximately 2%. Rather, the income of the Company has been taxed at the shareholder level. Upon consummation of this Offering, the Company will no longer be treated as an S Corporation, and, accordingly, will be subject to Federal and state corporate income taxes. Pro forma provision for income taxes, net income, net income per share and adjusted net income for all periods presented reflect a provision for income taxes as if the Company had been taxed as a C Corporation for all periods.

(5) Adjusted to eliminate bonus to majority shareholder and stock grant expense. This presentation illustrates the Company's results of operations on an adjusted basis to reflect that the Company does not intend to pay bonuses to its majority shareholder or incur stock grant expense in future periods. These presentations should not be construed as an alternative to operating income or net income/(loss) (as determined in accordance with generally accepted accounting principles) as presented herein.

(6) Adjusted to reflect the receipt of the estimated net proceeds of this Offering and the pro forma effect of the estimated final distribution to the Company's existing shareholders immediately prior to this Offering of approximately $_____ million reflecting shareholders' equity as of the date of such distribution. See 'Dividend Policy,' 'S Corporation Termination' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

DEPENDENCE ON OUTSOURCING BY PHARMACEUTICAL COMPANIES

     The Company's revenue is highly dependent on sales and marketing expenditures by pharmaceutical companies for the sale and distribution of pharmaceutical products. The Company has benefited to date from the growing trend of pharmaceutical companies to outsource sales and marketing programs to CSOs. There can be no assurance that this trend in outsourcing will continue as pharmaceutical companies may elect to perform such services internally. In particular, the trend in the pharmaceutical industry toward consolidation, by merger or otherwise, may result in a reduction in the use of CSOs. A significant change in the direction of the outsourcing trend generally, or a trend in the pharmaceutical industry not to use, or to reduce the use of, outsourced marketing services, such as those provided by the Company, would have a material adverse effect on the Company. See 'Business -- The CSO Industry.'

CUSTOMER CONCENTRATION

     The Company's revenue and profitability are highly dependent on its relationships with several large pharmaceutical companies. In 1995, the Company's four largest clients accounted for approximately 42%, 17%, 15% and 10%, respectively, or 84%, of its revenue. In 1996, the Company's four largest clients accounted for approximately 30%, 21%, 17% and 16%, respectively, or 84%, of its revenue. In 1997, the Company's four largest clients, Pfizer, Glaxo Wellcome, Astra Merck and Novartis, accounted for approximately 25%, 22%, 19% and 10%, respectively, or 76%, of its revenue. The Company is likely to continue to experience a high degree of concentration of business. Such concentration may become greater as a result of consolidation within the pharmaceutical industry. The loss or significant reduction of business from any significant customer, including as a result of further consolidation in the pharmaceutical industry, could have a material adverse effect on the Company's business and results of operations. See 'Business -- Clients and Contracts.'

DEPENDENCE ON THE PHARMACEUTICAL INDUSTRY

     Substantially all of the Company's revenue to date has been generated from providing product detailing services to pharmaceutical companies. The Company could be materially and adversely affected by unfavorable developments in the pharmaceutical industry generally or any reduction in expenditures for, or future outsourcing of, promotional, marketing and sales activities by pharmaceutical companies or a shift in marketing focus away from detailing. Promotional, marketing and sales expenditures by pharmaceutical companies have in the past been, and could in the future be, negatively impacted by, among other things, governmental reform or private market initiatives intended to reduce the cost of pharmaceutical products or by governmental, medical association or pharmaceutical industry initiatives designed to regulate the manner in which pharmaceutical companies promote their products. See
'Business -- The CSO Industry.'

LACK OF PROFITABILITY

     For the years ended 1995, 1996 and 1997, the Company had net losses of $667,000, $114,000 and $2,949,000, respectively. At December 31, 1997, the
Company had negative retained earnings of $3,416,000. While the Company's net losses in 1995 and 1996 were primarily due to expenses incurred in connection with the expansion of the Company's business and bonus payments to its majority shareholder and the Company's negative retained earnings and net loss for 1997 were due to a non-cash, non-recurring compensation expense relating to stock granted to the Company's President and Chief Executive Officer, Charles T. Saldarini, in the first quarter of 1997, the Company must nonetheless continue to replace and/or expand existing programs and obtain new clients in order to achieve sustained profitability. There can be no assurance that the Company will be able to continue to generate increased revenue or achieve profitable operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

RISKS ASSOCIATED WITH THE NATURE OF CONTRACTS

     The Company's contracts are generally for terms of six months to one year and are subject to renewal upon expiration. In addition, a single contract may account for a significant portion of the Company's total revenue. The Company's contracts may be terminated by the client at any time for any reason. Also, contracts typically contain significant penalties if the Company fails to meet state performance benchmarks. While the cancellation of certain of the Company's contracts by a client without cause may result in the imposition of penalties on such client, such penalties may not act as an adequate deterrent to the termination of such contracts. In addition, there can be no assurance that such penalties will offset the lost revenue or the costs incurred by the Company as a result of any such termination. Furthermore, all of the Company's sales representatives are employees rather than independent contractors. Accordingly, upon the termination of a particular contract, unless the Company can immediately transfer the sales force to a new program, it either must continue to compensate those employees, without realizing any related revenue, or terminate their employment. If the Company terminates their employment, it may incur significant expenses relating to such termination, including the cost of recruiting and hiring replacement sales personnel. Finally, substantially all of the Company's contracts are 'fixed fee' arrangements. Accordingly, if the Company underestimates the costs associated with the services to be provided pursuant to a particular contract, or if there are unanticipated increases in the Company's operating or administrative expenses, the overall profitability of the Company and the margins on a particular contract may be adversely affected. The failure to obtain new contracts to replace expiring contracts, the cancellation or delay of an existing contract, the failure to satisfy the minimum performance standards set forth in a contract, the inability of the Company to transfer a sales force to a new program upon the termination of program, or the underestimation of costs associated with a particular contract could have a material adverse effect on the Company's business and results of operations. See 'Business -- Clients and Contracts.'

VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's results of operations have been subject to quarterly fluctuations. In the future, quarterly operating results may fluctuate as a result of a number of factors, including the commencement, delay, cancellation or completion of programs; the mix of services provided; the timing of start-up expenses for new services; the accuracy of estimates of resources required for ongoing programs; the timing and integration of acquisitions; changes in regulations related to pharmaceutical companies; and general economic conditions. The Company believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, fluctuations in quarterly results could affect the market price of the Common Stock in a manner unrelated to the long term operating performance of the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results.'

MANAGEMENT OF GROWTH

     The Company has recently experienced rapid growth in the number of its employees, the size of its programs and the scope of its operations. This growth has placed and will continue to place a strain on operational, human and financial resources. The Company's ability to manage such growth effectively will depend upon its ability to enhance its management team and its ability to attract and retain skilled employees. The Company's success will also depend on the ability of its officers and key employees to continue to implement and improve its operational, management information and financial control systems, and to expand, train and manage its workforce. There can be no assurance that the Company will be able to manage its growth effectively. Failure to manage growth effectively could have a material adverse effect on the Company's business and results of operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business.'

POSSIBLE HEALTHCARE REFORM; IMPACT OF MANAGED HEALTHCARE PROGRAMS

     Healthcare reform measures have been considered by Congress and other Federal and state bodies during recent years. The intent of the proposals generally has been to reduce healthcare costs and the growth of total healthcare expenditures and expand healthcare coverage for the uninsured. Although comprehensive healthcare reform has been considered, only limited proposals have been enacted. Comprehensive healthcare reform may be considered again and efforts to enact reform bills are likely to continue. Implementation of government healthcare reform may adversely affect promotional and marketing expenditures by pharmaceutical companies, which could decrease the business opportunities available to the Company. The Company is unable to predict the likelihood of such legislation or similar legislation being enacted into law or the effects that any such legislation would have on its business, results of operations and financial condition.

     The primary trend in the United States healthcare industry is toward cost containment. In recent years, managed care providers have been able to exercise greater influence through managed treatment and hospitalization patterns, a shift from reimbursement on a cost basis to per capita limits for patient treatment and the use of formularies (lists of preapproved products that a physician may prescribe). The increasing use of managed care, centralized purchasing decisions, consolidations among and integration of healthcare providers are continuing to affect purchasing and usage patterns in the healthcare system. Decisions regarding the use of pharmaceutical products are increasingly being consolidated into group purchasing organizations, regional integrated delivery systems and similar organizations and are becoming more economically focused, with decision makers taking into account the cost of the product and whether a product reduces the cost of treatment. There can be no assurance the Company will not be adversely affected by cost containment measures. Government or private initiatives to further contain pharmaceutical pricing could have a material adverse effect on the pharmaceutical industry, and thus on the Company. See 'Business -- The CSO Industry.'

GOVERNMENT REGULATION

     The healthcare industry is subject to extensive regulation. Various laws, regulations and guidelines promulgated by government, industry and professional bodies affect, among other matters, the provision, licensing, labeling, marketing, promotion, sale and distribution of healthcare services and products, including pharmaceutical products. In addition, the Company is subject to the rules and regulations promulgated by the Equal Employment Opportunity Commission and similar state entities, which govern its recruiting and hiring practices and its relationship with its employees. It is possible that additional laws, regulations and guidelines or changes in current laws, regulations or guidelines may be adopted in the future. The failure of the Company or its clients to comply with such laws, regulations and guidelines, or any change in applicable laws, regulations and guidelines could, among other things, limit or prohibit certain business activities of the Company or its clients, subject the Company or its clients to adverse publicity, increase the cost of regulatory compliance or subject the Company or its clients to monetary fines or other penalties. Such actions could have a material adverse effect on the Company's business, results of operations, and financial condition. See 'Business -- Government and Industry Regulation.'

FRAUD AND ABUSE LAWS

     The healthcare industry is subject to various Federal and state laws pertaining to healthcare fraud and abuse including prohibitions on the payment or acceptance of kickbacks or other remuneration in return for the purchase or lease of products which are paid for by Medicare or Medicaid. Sanctions for violating these laws include criminal penalties and civil sanctions, including fines and penalties, and possible exclusion from Medicare, Medicaid and other Federal healthcare programs. Although the Company believes its business arrangements are outside the scope of such Federal and state fraud and abuse laws, there can be no assurance that the Company's practices will not be challenged under these laws in the future or that such a challenge would not have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business -- Government Regulation.'

ABILITY TO ATTRACT AND RETAIN EXPERIENCED SALES REPRESENTATIVES

     The success and growth of the Company's business depends upon its ability to attract and retain qualified and experienced sales representatives. There is intense competition for experienced pharmaceutical sales representatives and there can be no assurance the Company will be able to continue to attract and retain such qualified personnel. The Company's inability to attract and retain qualified sales representatives would have a material adverse effect on the Company's business and results of operations. See 'Business -- Program Description.'

COMPETITION; INDUSTRY CONSOLIDATION

     The Company primarily competes with in-house sales and marketing departments of pharmaceutical companies, other CSOs and other third party providers to the pharmaceutical industry, many of which possess substantially greater capital, personnel and other resources than the Company. In addition to the in-house sales forces of pharmaceutical companies, the Company's current major competitors include CSOs such as Innovex Limited, a subsidiary of Quintiles Transnational Corp., and the various sales and marketing affiliates of Snyder Communications, Inc. As a result of competitive pressures, various sales and marketing organizations providing services to the pharmaceutical industry are consolidating and are becoming targets of global organizations. This trend is likely to produce increased competition among CSOs for both clients and acquisition candidates and increased competitive pressures on smaller providers. If the trend in the pharmaceutical industry towards consolidation continues, pharmaceutical companies may have excess in-house sales force capacity and may, as a result, reduce or eliminate their use of CSOs. There are relatively few barriers to entry into the CSO industry and there can be no assurance that, as the CSO industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry or that the Company's customers will not choose to conduct more of their sales services internally, with other CSOs or with organizations that can provide a broader range of sales and marketing services. Although the Company intends to monitor industry trends and respond accordingly, there can be no assurance that the Company will be able to anticipate and successfully respond to such trends. Increased competition may lead to price and other forms of competition that may have a material adverse effect on the Company's business and results of operations. See 'Business -- Competition.'

POTENTIAL LIABILITY

     The Company is engaged in the business of detailing pharmaceutical products. Such activities could expose the Company to risk of liability for personal injury or death to persons using such products, although the Company does not commercially market or sell the products to end-users. While the Company has not been subject to any claims or incurred any liabilities due to such claims, there can be no assurance that substantial claims or liabilities will not arise in the future. The Company seeks to reduce its potential liability through measures such as contractual indemnification provisions with clients (the scope of which may vary from client to client, and the performances of which are not secured) and reliance on insurance maintained by clients. The Company, however, could also be held liable for errors and omissions of its employees in connection with the services it performs that are outside the scope of any indemnity. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of the indemnification agreements; if the indemnity, although applicable, is not performed in accordance with its terms; or if the Company's liability exceeds the amount of applicable insurance or indemnity. The Company currently does not carry product liability insurance and is not insured against the errors and omissions of its employees. See 'Business--Liability and Insurance.'

POTENTIAL EMPLOYEE CLAIMS

      The success of the Company's business is dependent on its ability to field a high-quality sales force relatively quickly. As part of its recruiting and hiring process, the Company conducts a thorough screening process, drug testing and rigorous interviews. In addition, the Company must continually evaluate its personnel and, when necessary, terminate some of its employees with or without cause. Accordingly, the Company is subject to lawsuits relating to wrongful termination, discrimination and harassment. The Company maintains employment practice liability insurance, which insures it against claims made by its employees with respect to matters relating to their employment. There can be no assurance, however, that the Company will continue to maintain such policy or that the scope or limits of such policy will cover asserted claims. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim by an employee that is outside the scope of coverage of such policy. See 'Business -- Liability and Insurance.'

DEPENDENCE ON KEY PERSONNEL

     The Company depends on a number of key executives, including Charles T. Saldarini, its President and Chief Executive Officer, and Steven K. Budd, its Chief Operating Officer. The loss of the services of any of the Company's key executives could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain 'key man' life insurance policies on any of its executives although it intends to obtain a $5 million policy on the life of Charles T. Saldarini. There can be no assurance that the Company will be able to obtain such insurance on terms acceptable to the Company, if at all. See 'Management.'

CONTROL BY EXISTING SHAREHOLDER

     Following completion of this Offering, assuming the Underwriters' over-allotment option is not exercised, John P. Dugan, Chairman of the Board of Directors of the Company, will beneficially own approximately ___% (or ___% if the over-allotment option is exercised in full) of the Company's outstanding Common Stock (excluding shares issuable upon the exercise of options). As a result, Mr. Dugan will have the ability to determine the election of all of the Company's directors, and to determine the outcome of most corporate actions requiring shareholder approval, including the merger of the Company with or into another company, the sale of all or substantially all of the Company's assets and amendments to the Company's Certificate of Incorporation (the 'Certificate of Incorporation'). In addition, Mr. Dugan will have the power to delay, defer or prevent a change in control of the Company. See 'Principal Shareholders.'

ACQUISITION RISKS

     As part of its business strategy, the Company will evaluate new acquisition opportunities. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and products or services of the acquired companies, the expenses incurred in connection with the acquisition and subsequent assimilation of operations and products or services, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. Acquisitions of companies outside the United States also may involve the additional risks of assimilating differences in international business practices and overcoming language differences as well as the risks inherent in conducting international business, including exposure to currency fluctuations, difficulties in complying with a variety of foreign laws, unexpected changes in regulatory requirements, difficulties in staffing and managing foreign operations and potentially adverse tax consequences. There can be no assurance that the Company will successfully identify, complete or integrate any future acquisitions, or that acquisitions, if completed, will contribute favorably to the Company's operations and future financial condition. The Company may also face increased competition for acquisition opportunities, which may inhibit the Company's ability to consummate suitable acquisitions on terms favorable to the Company. See 'Use of Proceeds' and 'Business -- Growth Strategy.'

UNSPECIFIED USE OF PROCEEDS

     None of the net proceeds that the Company will receive from this Offering have been designated for any specific purpose. As a consequence, the Company's management will have broad discretion with respect to the use of such proceeds. The principal purposes of the Offering are to obtain additional working capital for business expansion purposes, investment in infrastructure, to facilitate the Company's access to public equity markets and to enhance the Company's ability to use its Common Stock as consideration for possible acquisitions and as a means of attracting and retaining key employees. Net proceeds from this Offering will also be available for general corporate purposes, including replenishment of working capital used to make the final distribution to the Company's existing shareholders. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, products or services; however, there are no commitments or agreements with respect to any such transaction at the present time. See 'Use of Proceeds,' 'Dividend Policy' and 'S Corporation Termination.'

NO PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or, if one does develop, that it will be maintained. The initial public offering price, which will be established by negotiations between the Company and representatives of the Underwriters, may not be indicative of prices that will prevail in the trading market for the Common Stock. The market price of the Common Stock could be subject to wide fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts, market conditions in the industry and general economic conditions. Furthermore, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may have an adverse effect on the market price of the Common Stock. See 'Underwriters.'

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of the Common Stock of the Company in the public market, or the prospect of such sales, could have a material adverse effect on the market price of the Common Stock. Immediately following the Offering, the Company will have outstanding _______ shares of Common Stock (excluding ______ shares reserved for issuance upon the exercise of outstanding stock options). The _______ shares of Common Stock offered hereby (________ if the Underwriters' over-allotment option is exercised in full) will be eligible for public sale without restriction under the Securities Act of 1933, as amended (the 'Securities Act') by persons other than 'affiliates' (as that term is defined in Rule 144 under the Securities Act) of the Company. All of the remaining ________ shares of Common Stock outstanding will be 'restricted securities' within the meaning of Rule 144 and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration including, among others, the exemption provided by Rule 144 under the Securities Act. Taking into consideration the effect of the 180-day 'lock-up' agreements covering all of the restricted shares and options to purchase an additional _______shares held by executive officers, such restricted shares will be eligible for sale upon the expiration of the lock-up agreements, subject to the provisions of Rule 144 or Rule 701 under the Securities Act.

     The Company intends to register on Form S-8 under the Securities Act as soon as practicable after the effective date of the Offering, ______ shares of Common Stock issued or reserved for issuance under the Company's 1998 Stock Option Plan. This registration will be effective upon filing. As of December 31, 1997, there were outstanding options for the purchase of ______ shares of Common Stock. Shares registered and issued pursuant to such registration statement will be freely tradable except to the extent that the holders thereof are deemed to be 'affiliates' of the Company, in which case the transferability of such shares will be subject to the volume limitations set forth in Rule 144 under the Securities Act. See 'Management -- 1998 Stock Option Plan,' 'Description of Capital Stock,' 'Shares Eligible for Future Sale' and 'Underwriting.'

IMMEDIATE AND SUBSTANTIAL DILUTION

     The purchasers of shares of Common Stock pursuant to the Offering will experience immediate and substantial dilution of the net tangible book value per share of Common Stock from the initial public offering price. At the initial public offering price of $____ per share, purchasers in the Offering will incur dilution of $____ per share. Additional dilution is also likely to occur upon exercise of options granted by the Company. See 'Dilution.'

NO DIVIDENDS

     Except for a final distribution to its shareholders immediately prior to the Offering, the Company does not expect to declare or pay any dividends in the foreseeable future. Instead, the Company intends to retain all earnings, if any, in order to expand its operations. The payment of dividends, if any, in the future is within the discretion of the Company's Board of Directors and will depend upon the Company's earnings, if any, its capital requirements and financial condition and other relevant factors. See 'Dividend Policy' and 'S Corporation Termination.'

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER, BYLAW AND OTHER PROVISIONS

     The Company's Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Certificate of Incorporation provides for a classified Board of Directors and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the shares of capital stock of the Company entitled to vote. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the 'DGCL'), which prohibits the Company from engaging in a 'business combination' with an 'interested stockholder' for a period of three years after the date of the transaction in which such person first becomes an 'interested stockholder,' unless the business combination is approved in a prescribed manner. The application of these provisions could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Certificate of Incorporation could also have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Company's Common Stock. See 'Description of Capital Stock. '

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the ______ shares of Common Stock being offered by the Company hereby are estimated to be $___ million ($____ million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses payable by the Company. The principal purposes of the offering of shares by the Company are to obtain additional working capital for business expansion purposes investment in infrastructure, to facilitate the Company's access to the public equity markets and to enhance the Company's ability to use its Common Stock as consideration for possible acquisitions and as a means of attracting and retaining key employees. Net proceeds from this Offering will also be available for general corporate purposes, including replenishment of working capital used to make the final distribution to the Company's existing shareholders immediately prior to this Offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, products or services; however, there are no commitments or agreements with respect to any such transaction at the present time. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade obligations. See 'Dividend Policy.'

                                DIVIDEND POLICY

     The Company does not expect to declare or pay any cash or stock dividends on its Common Stock in the foreseeable future and intends to retain future earnings for the expansion of its business. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition, contractual restrictions and such other factors deemed relevant by the Board.

     Historically, as an S Corporation, the Company has made special bonus compensation payments to its shareholders based on its estimated profitability and working capital requirements. Immediately prior to this Offering, the Company will declare a final distribution estimated to be $___________ million to its existing shareholders reflecting the aggregate shareholders' equity as of the date of such distribution. Investors purchasing Common Stock in this Offering will not receive any portion of such distribution and the Company will not make any additional distributions of this kind in the future. See 'Use of Proceeds' and 'S Corporation Termination.'

                           S CORPORATION TERMINATION

     The Company has been treated as an S Corporation for Federal income tax purposes since January 1, 1991 and for purposes of the tax laws of the State of New Jersey since January 1, 1994. As a result, the income of the Company has been taxed at the shareholder level. Concurrent with the completion of this Offering, the Company's S Corporation election will be terminated and the Company will be subject to Federal and state corporate income taxation as a C Corporation.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1997 and as adjusted to reflect (i) the sale by the Company of _______ shares of Common Stock in the Offering at the initial public offering price of $__________ per share, after deducting underwriting discounts and commissions and estimated expenses, and application of the estimated net proceeds thereof and (ii) the final distribution to the Company's shareholders immediately prior to the Offering. This table should be read in conjunction with the Company's audited Financial Statements, including the notes thereto, which appear elsewhere in this Prospectus.

                                                                                                  AS OF
                                                                                            DECEMBER 31, 1997
                                                                                         ------------------------
                                                                                          ACTUAL      AS ADJUSTED
                                                                                         --------     -----------
                                                                                              (IN THOUSANDS)
Long-term obligations, less current portion..........................................    $     --      $      --
Shareholders' equity.................................................................
  Preferred shares, $.01 par value, 5,000,000 shares authorized;
     no shares issued and outstanding................................................          --             --
  Common shares, $.01 par value, 30,000,000 shares authorized;
     _________ issued and outstanding actual; ________ issued and outstanding, as adjusted(1).....................................................
  Additional paid-in capital.........................................................       4,194
  Retained earnings..................................................................      (3,416)
  Deferred Compensation..............................................................        (102)
                                                                                         --------     -----------
  Total shareholders' equity.........................................................
Total capitalization.................................................................    $             $
                                                                                         --------     -----------
                                                                                         --------     -----------

------------------

(1) Excludes (i) _____ shares of Common Stock issuable upon exercise of stock options outstanding on December 31, 1997 at a weighted average exercise price of $_______ per share and (ii) ______ additional shares of Common Stock reserved for future grants under the Company's 1998 Stock Option Plan. See 'Management -- 1998 Stock Option Plan.'

                                    DILUTION

     At December 31, 1997, the net tangible book value of the Company was $__ million, and the pro forma net tangible book value per share of Common Stock was $________ (after giving effect to the final distribution estimated to be $______ million and the estimated $______ of deferred income tax benefits arising upon termination of the Company's S Corporation status). See 'Dividend Policy' and 'S Corporation Termination' and note 14 to the Company's Financial Statements. After giving effect to the sale by the Company of _______ shares of Common Stock in the Offering at the initial public offering price of $_______ per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company at December 31, 1997 would have been $___ million or $____ per share. This represents an immediate increase in net tangible book value of $____ per share to existing shareholders of the Company and an immediate dilution of $______ per share to new investors purchasing shares in this Offering.

     The following table illustrates such per share dilution:

The initial public offering price per share..............................................     $
Pro forma net tangible book value per share before the Offering (1)...........   $
Increase per share attributable to new investors..............................   $
Pro forma net tangible book value per share after the Offering...........................     $
Dilution per share to new investors (2)..................................................     $

------------------

(1) Pro forma net tangible book value per share of Common Stock is determined by dividing the Company's net tangible book value at December 31, 1997 of $_____ million by the pro forma number of shares of Common Stock outstanding.

(2) Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after the Offering from the initial public offering price per share.

     The computations in the table above exclude: (i) ______ shares of Common Stock issuable upon the exercise of stock options outstanding at December 31, 1997 at a weighted average exercise price of $________ per share and (ii) _____ additional shares of Common Stock reserved for future grants under the Company's 1998 Stock Option Plan. See 'Management -- 1998 Stock Option Plan.'

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below for the five years ended December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the Company's Financial Statements and the notes thereto. Balance sheets at December 31, 1996 and 1997 and the statements of income, of shareholders' equity and of cash flows for the three years ended December 31, 1995, 1996 and 1997 and notes thereto appear elsewhere in this Prospectus and have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected financial data for the years ended December 31, 1993 and 1994 have been derived from the Company's unaudited Financial Statements which have been prepared by the Company in accordance with generally accepted accounting principles and includes all adjustments that management considers necessary for a fair presentation of the data for such periods. The Company's unaudited Financial Statements for the years ended December 31, 1993 and 1994 have not been included in this Prospectus. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's audited Financial Statements and related notes appearing elsewhere in this Prospectus.

STATEMENT OF OPERATIONS DATA:

                                                                          YEAR ENDED DECEMBER 31,
                                                           -----------------------------------------------------
                                                            1993       1994       1995        1996        1997
                                                           ------     ------     -------     -------     -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

Revenue................................................    $8,226     $8,250     $18,398     $33,015     $54,542
Program expenses.......................................     4,886      5,339      15,427      26,886      43,057
                                                           ------     ------     -------     -------     -------
Gross profit...........................................     3,340      2,911       2,971       6,129      11,485
Compensation expense...................................     1,945      1,673       2,124       3,191       5,121(1)
Bonus to majority shareholder(2).......................       440        200         425       1,500       2,243
Stock grant expense(3).................................        --         --          --          --       4,470
Other general, selling and administrative expenses.....       844        826       1,159       1,650       2,755
                                                           ------     ------     -------     -------     -------
Total general, selling and administrative expenses.....     3,229      2,699       3,708       6,341      14,589
                                                           ------     ------     -------     -------     -------
Operating income (loss)................................       111        212        (737)       (212)     (3,104)
Other income, net......................................        17         16          70          98         155
                                                           ------     ------     -------     -------     -------
Income (loss) before provision for taxes...............       128        228        (667)       (114)     (2,949)
Pro forma provision for (benefit from) income
  taxes(4).............................................        51         91        (121)         --          --
                                                           ------     ------     -------     -------     -------
Pro forma net income (loss)(4).........................    $   77     $  137     $  (546)    $  (114)    $(2,949)
                                                           ------     ------     -------     -------     -------
                                                           ------     ------     -------     -------     -------
Pro forma net income (loss) per share(4)...............
                                                                                                         -------
                                                                                                         -------
Pro forma weighted average number of shares
  outstanding..........................................
                                                                                                         -------
                                                                                                         -------

OTHER FINANCIAL DATA:

Adjusted operating income (loss)(5)....................    $  551     $  412     $  (312)    $ 1,288     $ 3,609
Adjusted net income (loss)(4)(5).......................       341        257        (145)        832       2,258

OTHER OPERATING DATA:

Number of detail programs..............................         8          9          10          13          15
Number of clients......................................         6          7           7           8          12
Average size of detail program.........................    $1,028     $  917     $ 1,840     $ 2,540     $ 3,636
Number of sales representatives at end of period:
  Full-time............................................        --         --          --          29         633
  Part-time............................................       107        107         393         709         362
                                                           ------     ------     -------     -------     -------
  Total................................................       107        107         393         738         995
                                                           ------     ------     -------     -------     -------
                                                           ------     ------     -------     -------     -------

                                                 See footnotes on following page

BALANCE SHEET DATA:

                                                                                    AS OF DECEMBER 31,
                                                                      -----------------------------------------------
                                                                       1993      1994      1995      1996      1997
                                                                      ------    ------    ------    ------    -------
                                                                                      (IN THOUSANDS)
Cash and cash equivalents..........................................   $1,701    $  611    $  240    $2,403    $ 5,760
Working capital....................................................      (63)      130      (591)     (873)       129
Total assets.......................................................    2,243     6,975     5,881     8,322     13,691
Total long-term debt...............................................       --        --        --        --         --
Shareholders' equity (deficit).....................................       76       304      (363)     (478)       676

------------------

(1) Includes bonus compensation of $237,000 paid to Charles T. Saldarini, the Company's President, Chief Executive Officer and a minority shareholder. It is expected that, in addition to his base salary, Mr. Saldarini may receive cash bonuses in future periods as determined by the Compensation Committee. See 'Management -- Executive Compensation.'

(2) The Company has been treated as an S Corporation under subchapter S of the Code since January 1, 1991 and under the corresponding provisions of the tax laws of the State of New Jersey since January 1, 1994. Historically, as an S Corporation, the Company made annual bonus payments to its majority shareholder based on the Company's estimated profitability and working capital requirements. With the exception of the distribution to be declared immediately prior to the Offering, the Company does not expect to pay such bonuses in future periods. See 'Dividend Policy.'

(3) On January 1, 1997, the Company issued shares of its Common Stock to Charles
    T. Saldarini, its current President and Chief Executive Officer. As a result, prior to the Offering, Mr. Saldarini owns 15.0% of the Common Stock outstanding. For financial accounting purposes, a non-recurring, non-cash compensation expense was charged in the first quarter of 1997. See 'Principal Shareholders,' 'Management,' 'Certain Transactions' and note 12 to the Company's Financial Statements.

(4) As an S Corporation, the Company has not been subject to Federal or New Jersey corporate income taxes, other than a New Jersey state corporate income tax of approximately 2%. Rather, the income of the Company has been taxed at the shareholder level. Upon consummation of this Offering, the Company will no longer be treated as an S Corporation, and, accordingly, will be subject to Federal and state corporate income taxes. Pro forma provision for income taxes, net income, net income per share and adjusted net income for all periods presented reflect a provision for income taxes as if the Company had been taxed as a C Corporation for all periods.

(5) Adjusted to eliminate bonus to majority shareholder and stock grant expense. This presentation illustrates the Company's results of operations on an adjusted basis to reflect that the Company does not intend to pay bonuses to its majority shareholder or incur stock grant expense in future periods. These presentations should not be construed as an alternative to operating income or net income/(loss) (as determined in accordance with generally accepted accounting principles) as presented herein.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Financial Statements and the notes thereto appearing elsewhere in this Prospectus and contains trend analysis and other forward-looking statements that involve substantial risks and uncertainties. The Company's actual results could differ materially from those expressed or implied in the forward-looking statements as a result of certain factors, including those set forth under 'Risk Factors' and elsewhere in this Prospectus.

OVERVIEW

     The Company is a leading provider of comprehensive customized solutions on an outsourced basis to the United States pharmaceutical industry. The Company believes it has achieved this leadership position based on its 10 years of industry experience and its relationships with many of the pharmaceutical industry's largest companies. Since inception, the Company has designed customized product detailing programs for approximately 25 clients, including Pfizer, Inc., Astra Merck Inc., Glaxo Wellcome Inc. and Johnson & Johnson, Inc. Such programs have been designed to promote more than 70 different products, including such leading prescription medications as Prilosec(Registered), Wellbutrin(Registered) and Cardura(Registered), as well as a number of well-known OTC products such as Bayer(Registered) Aspirin, Pepcid AC(Registered) and Monistat 5(Registered), to hospitals, pharmacies and physicians in approximately 20 different specialties. The Company's primary objective is to enhance its leadership position in the growing CSO industry and to become the premier supplier of comprehensive sales solutions to the pharmaceutical industry and other segments of the healthcare market.

     The Company has demonstrated strong internal growth generated by securing new business from leading pharmaceutical companies and by renewing and expanding programs with existing clients. The Company believes that it is one of the largest CSOs operating in the United States measured both by revenue and number of sales representatives used in programs. Revenue increased from $8.3 million in 1994 to $54.5 million in 1997, a compounded annual growth rate of approximately 87.7%. Gross profit increased from $2.9 million in 1994 to $11.5 million in 1997, a compounded annual growth rate of 58.0%. In addition, the number of sales representatives (part-time and full-time) employed by the Company has increased from approximately 100, as of December 31, 1993 to approximately 1,000 as of December 31, 1997. Over that same period, the Company's mix between part-time and full-time representatives shifted from 100% part-time to 45% part-time. At December 31, 1997 the Company was in the process of hiring in excess of 150 new sales representatives to meet its obligations under new and existing programs.

     Historically, the Company has derived a significant portion of program revenue from a limited number of major clients. In 1995, the Company's four largest clients accounted for approximately 42%, 17%, 15% and 10%, respectively, or a total 84%, of its revenue. In 1996, the Company's four largest clients accounted for approximately 30%, 21%, 17% and 16%, respectively, or a total 84%, of its revenue. In 1997, the Company's four largest clients accounted for approximately 25%, 22%, 19% and 10%, respectively, or a total 76%, of its revenue. Concentrations of business in the CSO industry are not uncommon and the Company believes that pharmaceutical companies will continue to outsource larger projects as the CSO industry grows and continues to demonstrate an ability to successfully implement large programs. Accordingly, the Company is likely to continue to experience significant client concentration in future periods.

     The Company is engaged by its clients to design and implement product detailing programs for both prescription and OTC pharmaceutical products. Given the customized nature of the Company's business, it utilizes a variety of contract structures with its clients. Generally, contracts provide for a fee to be paid based on the Company delivering a specified package of services. Contracts typically include performance benchmarks, such as a minimum number of sales representatives or a minimum number of calls. Under certain contracts, the Company may be entitled to additional compensation based upon the success of the program and/or subject to penalties for failing to meet stated performance benchmarks. The Company typically receives a portion of its fee upon commencement of the program to reflect the costs of implementing such program. In addition, contracts typically provide that the Company is entitled to a fee for each sales representative hired by the client during or at the conclusion of a program.

     The Company's contracts generally are for terms of six months to one year and are subject to renewal upon expiration. These contracts are terminable by the client for any reason upon 30 to 90 days notice. The Company's contracts typically provide for termination payments by the client upon a termination without cause. While the cancellation of certain of the Company's contracts by a client without cause may result in the imposition of penalties on such client, such penalties may not act as an adequate deterrent to the termination of any such contracts. In addition, there can be no assurance that such penalties will offset the lost revenue or the costs incurred by the Company as a result of the termination of such contracts. Despite such payments, the loss or termination of one or more contracts could adversely affect the Company's future revenue and profitability. Contracts may also be terminated for cause based on, among other things, the Company's failure to meet stated performance benchmarks. In such event, the Company may be obligated to pay penalties. To date, no programs have been terminated for cause.

     Generally, the Company recognizes revenue under the percentage of completion method pursuant to which revenue is recorded as costs are incurred. Revenue includes estimated earned fees or profits and is calculated based on the relationship between direct program costs actually incurred, other than initial direct program costs (as described below), and the estimated total of such costs. Program costs consist of costs associated with the execution of a detailing program. There are two significant categories of program costs: personnel costs and initial direct program costs. Personnel costs, which consititute the largest portion of program expenses, include all labor related costs, such as salaries, bonuses, fringe benefits and payroll taxes for the sales representatives and managers who are directly responsible for the rendering of services in connection with a particular program. Initial direct program costs are those costs associated with the recruitment and training of the sales representatives in connection with a particular program, and are deferred and recognized over the life of such program.

     Estimated revenue and program costs are reviewed and revised periodically throughout the life of each program. Any adjustment to a program's revenue resulting from such revisions is recorded on a cumulative basis in the period in which the revisions are made. In the period in which it is determined that a loss will result from the performance of a program, or that the Company will incur a penalty in connection with such program, the entire amount of the estimated ultimate loss or penalty is charged against such program's revenue. The Company manages program expenses by carefully establishing and monitoring program budgets and timetables and by closely tracking staffing requirements for programs in progress and anticipated programs. The status of each program in progress is reviewed regularly by program managers and senior management to ensure client satisfaction and to monitor performance relative to internal financial and operating expectations. The number of sales representatives assigned to a program varies according to the size, complexity, duration and demands of the program.

     General, selling and administrative expense include compensation expense, bonus to majority shareholder, stock grant expense and other general, selling and administrative expenses. Compensation expense consists primarily of salaries and related fringe benefits for senior management and other administrative, marketing, finance, information technology and human resources personnel who are not directly involved with the execution of a particular program. Bonus to majority shareholder reflects the cash bonus paid to the Company's majority shareholder and Chairman of the Board, John P. Dugan. With the exception of the final distribution declared immediately prior to the Offering, it is not expected that the Company will pay bonuses to Mr. Dugan in any future periods. See 'Dividend Policy.' Stock grant expense reflects the non-cash, non-recurring charges related to the grant of _____ shares of Common Stock to the Company's President and Chief Executive Officer, Charles T. Saldarini. As a result, prior to the Offering, Mr. Saldarini owns 15.0% of the issued and outstanding Common Stock of the Company. Finally, other general, selling and administrative expenses include corporate overhead such as facilities costs, depreciation and amortization expenses and professional services fees. The Company plans to relocate to a new leased facility by the end of the second quarter of 1998 to accommodate its growth. The Company anticipates increased rent and certain one-time costs associated with such relocation. General, selling and administrative expenses (excluding bonus to majority shareholder and stock grant expense) as a percentage of revenue have generally declined as the Company has spread its overhead expenses across its expanding revenue base. The Company anticipates that general, selling and administrative expenses will continue to decline as a percentage of revenue as its business grows, although such expenses are expected to increase on an absolute basis.

     Prior to 1995, no single program implemented by the Company required more than 60 sales representatives. At the end of 1994, the Company entered into an agreement for a program that required in excess of 150 sales representatives. The Company believes that this represented the beginning of a trend in the industry towards larger programs. In order to meet the demands of this program and future programs, both in terms of increased number of sales representatives and the additional administrative requirements attendant thereto, the Company made a significant investment in hiring additional administrative and management personnel for recruiting, hiring and improving its management information systems. As a result of these additional expenditures, the Company recorded an operating loss in 1995. However, the additional investment in infrastructure and information technology has enabled the Company to continue to pursue larger contracts, which has accounted for a substantial portion of the Company's growth beginning in 1995. The Company will continue to make such investments in future years to maintain its high standards of quality and operating efficiency.

     The Company has been treated as an S Corporation for Federal income tax purposes since January 1, 1991 and for New Jersey state income tax purposes since January 1, 1994. Accordingly, the Company's income has been taxed directly at the shareholder level rather than at the corporate level. Concurrent with the completion of this Offering, the Company's S Corporation election will terminate and the Company will be subject to corporate income taxation as a C Corporation. For each of the periods in which the Company was an S Corporation, the statement of income data in the 'Selected Financial Data' table reflects a provision for income taxes on a pro forma basis as if the Company had been taxed as a C Corporation during such periods.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, certain statement of operations data as a percentage of revenue. The trends illustrated in this table may not be indicative of future results.

                                                                                YEAR ENDED DECEMBER 31,
                                                                         --------------------------------------
                                                                         1994       1995       1996       1997
                                                                         -----      -----      -----      -----
Revenue...............................................................   100.0%     100.0%     100.0%     100.0%
Program expenses......................................................    64.7       83.9       81.4       78.9
                                                                         -----      -----      -----      -----
Gross profit..........................................................    35.3       16.1       18.6       21.1
Compensation expense..................................................    20.3       11.5        9.7        9.4
Bonus to majority shareholder.........................................     2.4        2.3        4.5        4.1
Stock grant expense...................................................     0.0        0.0        0.0        8.2
Other general, selling and administrative expenses....................    10.0        6.3        5.0        5.0
                                                                         -----      -----      -----      -----
Total general, selling and administrative expenses....................    32.7       20.1       19.2       26.7
                                                                         -----      -----      -----      -----
Operating income (loss)...............................................     2.6       (4.0)      (0.6)      (5.6)
Other income, net.....................................................     0.2        0.4        0.3        0.3
                                                                         -----      -----      -----      -----
Income (loss) before provision for taxes..............................     2.8       (3.6)      (0.3)      (5.3)
Pro forma provision for (benefit from) income taxes...................     1.1       (0.6)       0.0        0.0
                                                                         -----      -----      -----      -----
Pro forma net income (loss)...........................................     1.7%      (3.0)%     (0.3)%     (5.3)%
                                                                         -----      -----      -----      -----
                                                                         -----      -----      -----      -----

YEARS ENDED DECEMBER 31, 1997 AND 1996

     Revenue. Revenue for 1997 was $54.5 million, an increase of 65.2% over 1996 revenue of $33.0 million. Revenue in 1997 was generated from 15 programs for 12 clients while 1996 revenue was generated from 13 programs for eight clients. Average program size increased to $3.6 in 1997 from $2.5 in 1996. Approximately $46.9 million, or 85.9% of 1997 revenue, was derived from seven clients; those seven clients generated $31.0 million, or approximately 93.8% of 1996 revenue.

     Program expenses. Program expenses for 1997 were $43.1 million, an increase of 60.1% over program expenses of $26.9 million for 1996. As a percentage of revenue, program expenses decreased to 78.9% for 1997 from 81.4% for 1996. This decrease was primarily attributable to the Company continuing to realize efficiencies as a result of the investments in infrastructure and process improvements which were implemented in 1995 and 1996.

     Compensation expense. Compensation expense for 1997 was $5.1 million compared to $3.2 million for 1996. This increase was due to an increase in the number of management and administrative personnel in 1997 over the 1996 number necessitated by the expansion of the Company's business. As a percentage of revenue, compensation expense was 9.4% for 1997 compared to 9.7% for 1996.

     Bonus to majority shareholder. Bonus to majority shareholder for 1997 was $2.2 million compared to $1.5 million for 1996.

     Stock grant expense. In the first quarter of 1997, the Company incurred non-recurring, non-cash charges of $4.5 million related to stock issued to Charles T. Saldarini, the Company's President and Chief Executive Officer.

     Other general, selling and administrative expenses. Other general, selling and administrative expenses were $2.8 million for 1997, an increase of 67.0% over other general, selling and administrative expenses of $1.7 million for 1996. As a percentage of revenue, other general, selling and administrative expenses were 5.0% for 1997 and 1996.

     Operating loss. Loss from operations for 1997 was $3.1 million compared to $212,000 for 1996. Before bonus to majority shareholder and stock grant expense, operating income for 1997 was $3.6 million or 6.6% of revenue, compared to $1.3 million, or 3.9% of revenue, for 1996.

     Other income, net. Other income, primarily net interest income, for 1997 was $155,000, an increase of 58.2% over net other income of $98,000 for 1996, due to the greater availability of funds for investment.

     Pro forma net loss. Pro forma net loss for 1997 was $2.9 million compared to a pro forma net loss of $114,000 for 1996. Pro forma net loss for both periods assumes the Company was taxed for Federal and state income tax purposes as a C Corporation, with no tax benefits assumed for the net operating losses in 1997 and 1996.

YEARS ENDED DECEMBER 31, 1996 AND 1995

     Revenue. Revenue for 1996 was $33.0 million, an increase of 79.4% over 1995 revenue of $18.4 million. Revenue in 1996 was generated from 13 programs for eight clients while 1995 revenue was generated from 10 programs for seven clients. Average program size increased to $2.5 million in 1996 from $1.8 million in 1995. Substantially all of 1996 revenue, or 99.3%, was derived from clients that accounted for $17.8 million, or 97.0%, of 1995 revenue.

     Program expenses. Program expenses for 1996 were $26.9 million, an increase of 74.3% over program expenses of $15.4 million for 1995. As a percentage of revenue, however, program expenses decreased to 81.4% in 1996 from 83.9% in 1995. This decrease was primarily attributable to the Company beginning to realize operating efficiencies as a result of the investments in infrastructure and process improvement begun in 1995.

     Compensation expense. Compensation expense in 1996 was $3.2 million compared to $2.1 million in 1995. This increase was attributable to an increase in the number of management and administrative personnel employed by the Company in 1996 as compared to 1995 necessitated by the expansion of the Company's business. As a percentage of revenue, compensation expense was 9.7% for 1996 compared to 11.5% for 1995.

     Bonus to majority shareholder. Bonus to majority shareholder for 1996 was $1.5 million compared to $425,000 for 1995.

     Stock grant expense. There were no compensatory stock grants in either period.

     Other general, selling and administrative expenses. Other general, selling and administrative expenses were $1.7 million in 1996 compared to $1.2 million in 1995, an increase of 42.4%. As a percentage of revenue, other general, selling and administrative expenses were 5.0% in 1996 compared to 6.3% in 1995.

     Operating loss. Operating loss decreased to $212,000 in 1996 from $737,000 in 1995. Before bonus to majority shareholder, operating income in 1996 was $1.3 million compared to an operating loss of $312,000 in 1995.

     Other income, net. Other income, primarily net interest income, was $98,000 in 1996, an increase of 40.1% over other income of $70,000 in 1995, due to the greater availability of funds for investment.

     Pro forma net loss. Pro forma net loss for the year ended December 31, 1996 was $114,000 compared to $546,000 for the prior year. Pro forma net loss for both periods assumes the Company was taxed for Federal and state income tax purposes as a C Corporation, with no tax benefits assumed for the net operating loss in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal source of funds has been cash flow from operations. Contracts generally provide for advance payments which typically fund the initial costs of a program. To date, the Company's cash flow has been sufficient to provide funds for working capital and capital expenditures.

     The Company has a $500,000 line of credit (the 'Credit Line') from a commercial bank under which interest only is payable monthly on the outstanding balance at a floating rate equal to 1% above the prime rate of interest as published from time to time by The Wall Street Journal. In addition, the Company has obtained a commitment from the bank for a $1 million line of credit, the proceeds of which are to be used exclusively for capital expenditures (the 'CAPEX Line'). The CAPEX Line would be for a term of nine months and would bear interest payable monthly at a floating rate of interest equal to 0.75% above the prime rate of interest. At the end of the nine months, any outstanding balance is payable in 60 equal monthly installments of principal and interest computed at the rate of 0.75% above the prime rate on the date of conversion. The Credit Line and the CAPEX Line will be secured by a lien on all of the assets of the Company and will be personally guaranteed by John P. Dugan, the Company's majority shareholder and Chairman of the Board. The notes evidencing the Credit Line and the CAPEX Line and the related security agreements will contain covenants, representations and other provisions customarily found in commercial loan documentation.

     As of December 31, 1997, the Company had cash and cash equivalents of $5.8 million and working capital of $129,000. In addition, the Company paid a cash bonus aggregating $2.2 million to its majority shareholder John P. Dugan in 1997. Immediately prior to this Offering, the Company anticipates that it will distribute approximately $____ million to its existing shareholders. See 'Dividend Policy.'

     For the year ended December 31, 1997, the Company generated $3.4 million of net cash from operating activities as compared to $2.8 million of net cash generated during the prior year. The increase in cash flow occurred despite the loss generated from operations due to the positive effect of non-cash expenses for depreciation and the stock grant to Charles T. Saldarini. In January 1997, the Company issued shares of its Common Stock to its President and Chief Executive Officer, Charles T. Saldarini. As a result, prior to the Offering, Mr. Saldarini owns 15% of the outstanding shares of Common Stock. Such issuance resulted in non-recurring, non-cash charges for the first quarter of 1997 in the amount of $4.5 million.

     For the years ended December 31, 1997 and 1996, net cash used in investing activities was $94,000 and $641,000, respectively. The primary use of cash in both years was for investment in computer equipment in connection with the expansion of the Company's business and in connection with advances to Boomer & Son, Inc., a corporation that prior to 1998 was wholly-owned by John P. Dugan, the Company's Chairman of the Board. See 'Certain Transactions.'

     Net cash provided by financing activities was $79,000 in 1997 as a result of a $100,000 equipment loan provided by a commercial financial institution, net of repayments. The Company expects to repay the balance of this loan in 1998. There were no financing activities in 1996 or 1995.

     The Company has budgeted approximately $1.2 million for capital expenditures in 1998, to be funded through cash generated from operations and the CAPEX Line. During 1997, the Company's capital expenditures were $290,000.

     Where the Company bills clients for services before they have been completed, billed amounts are recorded as billings in excess of costs, or deferred revenue, and are recorded as income when earned. When services are performed in advance of billing, the value of such services is recorded as unbilled costs and accrued profits. As of December 31, 1997 and 1996, the Company had $6.1 million and $3.9 million, respectively, of deferred revenue and $5.0 million and $2.4 million, respectively, of unbilled costs and accrued profits. Substantially all deferred and unbilled costs and accrued profits are earned or billed, as the case may be, within 12 months of the end of the respective period.

     The Company believes that the net proceeds from the sale of the Common Stock offered hereby, together with cash flows from operations and existing cash balances will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future.

QUARTERLY RESULTS

     The Company's results of operations have been and are expected to be subject to quarterly revenue fluctuations. Such fluctuations result from a number of factors including, among other things, the timing of commencement, completion or cancellation of major programs. In the future, revenue may fluctuate as a result of such factors and a number of additional factors, including delays or costs associated with acquisitions, government regulatory initiatives and conditions in the healthcare industry generally. The Company believes that because of such fluctuations, quarterly comparisons of its financial results cannot be relied upon as an indication of future performance.

     The following table sets forth unaudited quarterly operating results for the eight quarters ended December 31, 1997. The Company believes that this unaudited information has been prepared on the same basis as the annual Financial Statements and includes all adjustments consisting only of normal, recurring adjustments, necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the Company's Financial Statements and notes thereto included elsewhere in this Prospectus.

QUARTERLY STATEMENT OF OPERATIONS DATA:

                                                                       QUARTER ENDED
                                 ------------------------------------------------------------------------------------------
                                 MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                   1996        1996         1996            1996         1997        1997         1997
                                 ---------   --------   -------------   ------------   ---------   --------   -------------
                                 (IN THOUSANDS)
Revenue........................   $ 5,370     $7,289       $ 9,351        $ 11,005      $10,775    $ 12,501      $14,703
Program expenses...............     4,316      5,963         7,539           9,068        8,612      10,053       11,651
                                 ---------   --------       ------      ------------   ---------   --------   -------------
Gross profit...................     1,054      1,326         1,812           1,937        2,163       2,448        3,052
Compensation expense(1)........       700        762           872             857        1,303       1,218        1,261
Bonus to majority
  shareholder(2)...............       375        375           375             375          561         561          561
Stock grant expense(3).........        --         --            --              --        4,470          --           --
Other general, selling and
  administrative expenses......       328        317           365             640          681         638          743
                                 ---------   --------       ------      ------------   ---------   --------   -------------
Total general, selling and
  administrative expenses......     1,403      1,454         1,612           1,872        7,015       2,417        2,565
                                 ---------   --------       ------      ------------   ---------   --------   -------------
Operating income (loss)........      (349)      (128)          200              65       (4,852)         31          487
Other income...................        --          9            16              73           11          38           61
                                 ---------   --------       ------      ------------   ---------   --------   -------------
Net income (loss)..............   $  (349)    $ (119)      $   216        $    138      $(4,841)   $     69      $   548
                                 ---------   --------       ------      ------------   ---------   --------   -------------
                                 ---------   --------       ------      ------------   ---------   --------   -------------


                                 DECEMBER 31,
                                     1997
                                 ------------

Revenue........................    $ 16,563
Program expenses...............      12,741
                                 ------------
Gross profit...................       3,822
Compensation expense(1)........       1,339
Bonus to majority
  shareholder(2)...............         560
Stock grant expense(3).........          --
Other general, selling and
  administrative expenses......         693
                                 ------------
Total general, selling and
  administrative expenses......       2,592
                                 ------------
Operating income (loss)........       1,230
Other income...................          45
                                 ------------
Net income (loss)..............    $  1,275
                                 ------------
                                 ------------

------------------
(1) Compensation expense for 1997 includes bonus compensation of $237,000 paid to Charles T. Saldarini, the Company's President, Chief Executive Officer and a minority shareholder. It is expected that, in addition to his base salary, Mr. Saldarini may receive cash bonuses in future periods as determined by the Compensation Committee. See 'Management -- Executive Compensation.'

(2) Historically, as an S Corporation, the Company has made annual bonus payments to its majority shareholder based on its estimated profitability and working capital requirements. With the exception of the distribution to be declared immediately prior to the Offering, the Company does not expect to pay such bonuses in future periods. See 'Dividend Policy.'

(3) On January 1, 1997, the Company issued shares of its Common Stock to Charles
    T. Saldarini, its current President and Chief Executive Officer. As a result, prior to the Offering, Mr. Saldarini owns 15.0% of the Common Stock outstanding. For financial accounting purposes, a non-recurring, non-cash compensation expense was charged in the first quarter of 1997. See 'Principal Shareholders,' 'Management,' 'Certain Transactions' and note 12 to the Company's Financial Statements.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. This pronouncement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company will adopt this pronouncement in 1998 and does not expect its implementation will have a material effect on the Company's Financial Statements as currently presented.

     Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, was also issued in June 1997 and is effective for fiscal periods beginning after December 15, 1997. This pronouncement establishes the way in which publicly held business enterprises report information about operating segments in annual financial statements and interim reports to shareholders. As the Company operates in a single business segment the implementation of this standard is not expected to significantly impact the Company's Financial Statements as currently presented.

                                    BUSINESS

INTRODUCTION

     The Company is a leading provider of comprehensive customized sales solutions on an outsourced basis to the United States pharmaceutical industry. The Company believes it has achieved this leadership position based on its 10 years of industry experience and its relationships with many of the pharmaceutical industry's largest companies. Since inception, the Company has designed customized product detailing programs for approximately 25 clients, including Pfizer, Inc., Astra Merck Inc., Glaxo Wellcome Inc. and Johnson & Johnson, Inc. These programs have been designed to promote more than 70 different products, including such leading prescription medications as Prilosec(Registered), Wellbutrin(Registered) and Cardura(Registered), as well as a number of OTC products such as Bayer(Registered) Aspirin, Pepcid AC(Registered) and Monistat 5(Registered), to hospitals, pharmacies and physicians in approximately 20 different specialties. The Company's primary objective is to enhance its leadership position in the growing CSO industry and to become the premier supplier of comprehensive sales solutions to the pharmaceutical industry and other segments of the healthcare market.

     The Company is engaged by its clients on a contractual basis to design and implement product detailing programs for both prescription and OTC pharmaceutical products. Such programs typically include three phases: design, execution and assessment. In the program design phase, the Company works with the client to understand needs, define objectives, select targets and determine appropriate staffing. Program execution involves recruiting, hiring, training and managing a sales force, which performs detail calls promoting the particular client's pharmaceutical products. Assessment, the last phase of the program, involves measurement of sales force performance and program success relative to the goals and objectives outlined in the program design phase.

     The Company has demonstrated strong internal growth generated by securing new business from leading pharmaceutical companies and renewing and expanding programs with existing clients. The Company believes that it is one of the largest CSOs operating in the United States measured both by revenue and total number of sales representatives used in programs. Revenue and gross profit grew at compound annual rates of 87.7% and 58.0% respectively, between 1994 and 1997. The number of sales representatives (both full-time and part-time) employed by the Company has increased from approximately 100 as of December 31, 1993 to approximately 1,000 as of December 31, 1997. Over that same period, the Company's mix between part-time and full-time representatives shifted from 100% part-time to 45% part-time. The Company has also experienced a consistently high renewal rate among its clients. For example, for 1997, approximately 86% of the Company's revenue was generated from clients that had contributed to the Company's 1996 revenue.

     The Company believes that because of the benefits of outsourcing, pharmaceutical companies have made a strategic decision to continue to outsource a significant portion of their sales and marketing activities. The Company believes that the trend toward the increased use of CSOs by pharmaceutical companies will continue due to the following industry dynamics: (i) pharmaceutical companies will continue to expand their product portfolios and as a result will need to add sales force capacity, (ii) pharmaceutical companies will continue to face margin pressures and will seek to maintain flexibility by converting fixed costs to variable costs, and (iii) the availability of qualified CSOs will provide an incentive to pharmaceutical companies to continue to outsource this function.

     The Company believes that it is well positioned to benefit from these growth opportunities. Through its 10 years of providing service to the United States pharmaceutical industry, the Company has demonstrated that it is a high-quality, results-oriented provider of detailing services. In addition, the Company maintains a highly qualified sales force as a result of a rigorous recruiting process and training programs that are comparable to those of the pharmaceutical companies. The Company believes that one of its biggest competitive advantages is its ability to provide customized solutions to its clients. Finally, as one of the largest CSOs, the Company has achieved the size and demonstrated the ability to perform large detailing programs and execute several programs simultaneously.

     In order to leverage its competitive advantages, PDI's growth strategy emphasizes: (i) enhancing its leadership position in the growing CSO market by maintaining its historic focus on high-quality contract sales services and by continuing to build and invest in the Company's core competencies and operations; (ii) expanding both its relationship with existing clients and its selling efforts to capture new clients; (iii) offering additional promotional, marketing and educational services and further developing its existing detailing services; (iv) entering new geographic markets; and (v) investigating and pursuing appropriate acquisitions of detailing or detailing-related companies.

PRODUCT DETAILING

     Pharmaceutical companies incur substantial expenses in connection with their sales and marketing activities. The Company estimates, based on industry data, that in 1996 pharmaceutical companies in the United States expended approximately $6.7 billion on promotional spending, including product detailing, event spending, journal advertising, and, more recently, direct-to-consumer advertising. The primary targets of this promotional activity are persons making product selection decisions, including physicians and others legally authorized to prescribe or dispense drug therapies. The Company estimates that, on average, product detailing represents approximately 60% of a pharmaceutical company's total promotional spending. According to Scott-Levin, pharmaceutical companies in the United States spent approximately $4.5 billion on product detailing in 1996.

     The Company believes that product detailing is a highly effective means of influencing the prescribing patterns of the targeted prescribers and, therefore, it is the most commonly employed strategy to promote pharmaceutical products. Product detailing involves face-to-face meetings between a sales representative and a targeted prescriber. The target of a product detail is usually a physician identified because of his or her specialty or prescribing patterns. However, other legally authorized prescribers -- such as nurse practitioners, physician assistants or pharmacists -- may also be targets for detailing. Detailing generally occurs in physician offices and hospitals, although conventions and trade association meetings may also provide an appropriate forum. The sales representative is required to possess a high level of product knowledge, as well as other technical and therapeutic expertise. The interaction itself involves a technical review of the product's legally authorized indications and usage, role in disease treatment, mechanism of action, side effects, dosing, drug interactions, cost and availability (i.e., the 'details'). The sales representative and the targeted prescriber will also typically discuss the types of patients best suited for the particular product and how and when such patients will best benefit from the product's use. Competitive products and their relative strengths and weaknesses in contrast to the product being detailed may also be discussed.

     Product detailing takes place in the context of a personal sales call during which a sales representative typically will detail one to three products. The amount of time devoted to each product detailed during a call depends upon that product's detail position ('slot') within the call. A call may last as long as eight to ten minutes or may be as short as one to two minutes, depending upon a number of factors, principally the target prescriber's availability. Product detailing typically takes place in selling cycles of four to eight weeks, during which period the sales representative will attempt to call each targeted prescriber in his or her geographic territory at least once. A single program may have three to 12 cycles. The repeat interactions between the sales representative and the targeted prescriber are intended to establish trust between the sales representative and the targeted prescriber, influence the prescribing pattern of the physician, obtain market share for new products, maintain market share for existing products and build barriers to entry against competing products.

THE CSO INDUSTRY

  OVERVIEW

     The CSO industry provides outsourced physician detailing programs to pharmaceutical, medical device and diagnostic companies. CSOs have evolved from providing detailing support for OTC products into a full-service industry handling some of the leading ethical pharmaceutical compounds. Since the early 1990's, the pharmaceutical industry in the United States has increasingly used CSOs to provide the detailing service required to introduce new products, reintroduce older products, supplement existing sales efforts, raise promotional barriers to entry for competitors and demonstrate the incremental sales impact of detailing a particular product. While there is little available data regarding the CSO industry, the Company believes that there are approximately eight CSOs currently operating in the United States. The Company also believes that only 17 of the 50 largest pharmaceutical companies in the United States, measured by healthcare revenue, currently use CSOs. Finally, the Company estimates that contract revenues for the CSO industry in the United States increased from approximately $80 million in 1995 to $185 million in 1996 and $325 million in 1997.

     The CSO industry emerged in the 1980's in the United Kingdom, where regulatory and cost containment pressure, the Company believes, led pharmaceutical companies to search for a more efficient method of promoting new and existing products. Pharmaceutical companies discovered that CSOs were an effective tool for shifting high fixed costs to variable costs by enabling them to outsource their sales and marketing activities as a supplement to their own internal sales efforts. The Company believes that similar regulatory and cost containment dynamics have, and will continue, to shape the demand for contract sales services in the United States. In response to cost and margin pressures brought on by managed care in the early 1990's, the pharmaceutical companies in the United States reduced the size of their internal sales forces. According to Med Ad News, a leading medical advertising and communications trade publication, since 1994 pharmaceutical companies have expanded their internal sales forces. The Company estimates that at the end of 1997, the largest 50 pharmaceutical companies in the United States employed approximately 50,000 full-time sales representatives, a 19% increase since 1994. During this period the number of sales representatives utilized by CSOs in the United States has also increased from approximately 1,100 as of December 31, 1994 to approximately 6,300 at the end of 1997. At the end of 1994, 1995, 1996 and 1997 the Company estimates that the number of sales representatives utilized by the CSO industry in the United States represented approximately 2.6%, 4.3%, 7.6% and 11.2%, respectively, of the combined number of CSO and in-house pharmaceutical sales representatives utilized by such pharmaceutical companies in those years. In addition, during this period, the Company believes that the portion of full-time sales representatives employed or used by the CSO industry has increased.

  TRENDS AFFECTING GROWTH

     The Company believes that because of the benefits of outsourcing, pharmaceutical companies have made a strategic decision to continue to outsource a significant portion of their sales and marketing activities. The Company believes that the trend toward the increased use of CSOs by pharmaceutical companies will continue because of the following industry dynamics:

     Expanding product portfolios. The Company believes that the ability of pharmaceutical companies to remain competitive and profitable depends upon their ability to introduce new drugs. According to Pharmaceutical Research and Manufacturers of America, an industry trade group ('PhRMA'), the pharmaceutical industry spent $18.9 billion on research and development in 1997, an increase of 11.8% over 1996 research and development expenditure of $16.9 billion. In addition, in 1996, the United States Food and Drug Administration (the 'FDA') approved for sale 131 new drugs and drug indications. In 1994, 1995, 1996 and 1997, the FDA approved 22, 28, 53 and 39 new molecular entities, respectively, as a result of its expedited review and approval procedures. As a result, the pharmaceutical industry will require additional sales force capacity that, the Company believes, will increase the demand for CSO services.

     Margin pressures. The potential for implementation of national healthcare reform in the early 1990s and the growing influence of managed care and healthcare cost containment initiatives throughout the 1990s has created pressure to reduce the rate of price increases for pharmaceutical products. According to IMS America, a healthcare marketing information company ('IMS'), prices for prescription products rose, on average, only 1.6% in 1996, and 1.9% in 1995. These pressures have forced the pharmaceutical industry to focus on increasing unit growth while reducing fixed operating costs. CSOs provide the support necessary to increase unit growth while converting high fixed costs to variable costs.

     Increased use of drug therapies. The amount spent on prescription drugs and the number of prescriptions filled has been steadily increasing. According to IMS, in 1996 over $85.3 billion was spent on prescription drugs compared to $77.4 billion in 1995. In addition, according to IMS, approximately 2.4 billion prescriptions were filled in 1996 compared to 2.3 billion prescriptions in 1995. The Company believes that this trend toward increased use of drug therapies will continue as it is attributable to a number of factors that are not expected to change over the near term, including the expedited FDA review process, an aging population, an expanded portfolio of pharmaceutical products, the efficacy of drug therapy and the lower cost of drug therapy relative to hospitalization and medical procedures. As managed care programs have proliferated, an increasing number of consumers benefit from low co-pay arrangements with respect to prescription drugs. As a result, consumers consider prescription medication a less expensive, relatively non-invasive alternative for treating illness and are increasingly likely to comply with their drug therapies. As the use of drug therapies increases, so does the importance of product detailing.

     Importance of flexibility. Pharmaceutical companies are outsourcing a variety of their activities in order to maximize flexibility and reduce fixed costs. The desire to maximize flexibility and reduce fixed costs is a major factor in the increasing utilization of CSOs. Flexibility and adaptability in sales and marketing are crucial for balancing cost containment pressures against pricing pressure and expanded research and development expenditures. CSOs enhance flexibility by maximizing the ability of pharmaceutical companies to deploy their human resources more efficiently. Similarly, by using CSOs, it is possible to convert the high fixed cost of building, training, deploying and maintaining a sales force (i.e., salaries and other employee-related costs) into a variable cost.

     Availability of qualified CSOs; ability to demonstrate success. The Company believes that the pharmaceutical industry will continue to utilize CSOs as the CSO industry further demonstrates its ability to quickly mobilize trained professional sales forces capable of supplementing the work and replicating the results of the internal sales forces of the pharmaceutical companies. In addition, the recent development of sophisticated prescription tracking systems and advances in information technology have enabled pharmaceutical companies to measure the impact of product detailing on sales and to assess the efficacy of both internal and third party sales forces in ways that were not possible a few years ago. Consequently, the Company believes that CSOs are becoming an increasingly important resource advantage in the overall marketing and sales efforts of pharmaceutical companies.

     Need to maximize return on investment. The pharmaceutical industry is characterized by intense competition, due, in part, to an increasing number of products. In addition, as a result of managed care, government initiatives to reduce healthcare costs and market forces, the pharmaceutical industry is experiencing lower margins and increased pressure to contain price increases. To maximize and deliver acceptable returns on investment (mostly in the form of research and development expenditures), pharmaceutical companies must ensure that their products are fully supported by sales and marketing efforts during their entire life cycles. As the effective lives of drugs are threatened by patent expirations and competition from new compounds, pharmaceutical companies employ various strategies, including outsourcing sales efforts, to enable products to achieve their maximum sales potential.

     In addition, the Company believes that other sectors of the healthcare industry will contribute to the growth of CSOs. For example, the United States biotechnology industry has grown rapidly in the last decade and is developing significant numbers of new therapies that are now entering clinical trials. Generally, these companies do not have the internal resources to market and sell their products. Accordingly, the Company believes that, as biotechnology products receive the necessary regulatory approvals, this industry will be looking to outsource various functions, particularly sales and marketing.

COMPANY'S COMPETITIVE ADVANTAGES

     The Company believes that a significant market opportunity exists for CSOs that can provide high-quality sales solutions across a variety of sales, marketing and therapeutic applications and that have demonstrated a willingness and ability to respond to the particular needs of clients.

     Reputation for quality. Virtually every program designed by the Company has met or exceeded the goals established at the beginning of the program. The Company believes that these results have earned it a reputation in the industry as a high-quality, results-oriented provider of detailing services. The Company's success is illustrated by its long-standing relationship with such 'blue chip' clients as Pfizer, Astra Merck, Glaxo Wellcome and Johnson & Johnson.

     High-quality sales force. The Company's overall commitment to quality is evidenced by its recruiting, hiring and training processes. The Company believes that its recruiting and hiring process is one of the most comprehensive, challenging, rigorous, selective and professional processes in the industry and that its training programs are comparable to those designed by pharmaceutical companies to train their internal sales forces. The Company offers its sales representatives a compensation package that it believes is competitive with compensation packages that the major pharmaceutical companies offer to their own sales forces. Many of the Company's competitors use independent contractors as sales representatives who are compensated based on the number of calls or on an hourly basis. All of the Company's personnel, including sales representatives, managers and recruiting coordinators, are employees rather than independent contractors. The Company believes that its treatment of its sales representatives as employees and its compensation system are important factors in its ability to attract and retain talented sales personnel. The Company has found that a base salary and incentive bonus compensation package is best suited for a results-oriented program and for achieving program objectives, while a per call or hourly compensation structure emphasizes the number of details rather than the quality of the detailing effort.

     Ability to design customized solutions. The Company believes that its ability to innovate and to provide a dedicated, vertically integrated sales force custom-designed to meet the specific needs of a client is a principal competitive advantage. Such customization includes the size, profile (i.e., part-time versus full-time), experience, training, geographic deployment and allocation of the sales force against the targeted prescribers and the number of calls for each targeted prescriber, the particular compensation package for the sales force and field and database management support, such as in-house territory mapping, physician satisfaction surveys, call reporting services and regulatory compliance services. In particular, the Company believes that its ability to provide full-time, part-time or a combination of full-time and part-time sales representatives, constitutes a competitive advantage. Finally, the Company's management and data information systems enable it to provide its clients with information and services most of its competitors cannot, and thus reduces the time and expense its clients would otherwise have to devote to a product detailing program.

     Size and infrastructure. The Company believes that its size, organizational structure and overall resources enable it to implement multiple programs simultaneously and to implement large programs that smaller CSOs may be precluded from executing. The Company has made substantial investments in all of its personnel and management information systems in order to be able to successfully implement a variety of large and small programs simultaneously.

GROWTH STRATEGY

     The Company's objective is to enhance its leadership position in the growing CSO industry and to become the premier supplier of comprehensive customized sales solutions to the pharmaceutical industry and other segments of the healthcare market. The following are the principal elements of the Company's growth strategy:

      Enhance leadership position in growing CSO industry. The Company believes that its leadership position in the growing CSO industry is a result of its competitive advantages. The Company is committed to maintaining its position as a leader and innovator in the growing CSO industry by further developing its core competencies -- recruiting, hiring and training, sales management, information and data management, human resources and financial management. As the CSO market expands, the Company is well positioned to sustain its growth.

     Strengthen relationships with existing clients. Leveraging the past success of its programs, the Company will actively seek to expand and renew existing programs with existing clients and seek to capture new programs from its existing clients by identifying new opportunities with such clients.

     Expand client base. The Company believes that a significant opportunity exists among pharmaceutical companies that do not currently utilize CSOs. The Company has provided services to 11 of the 50 largest pharmaceutical companies in the United States, measured by healthcare revenues. The Company believes that 33 of such companies do not currently use any CSOs. The Company will seek to expand its client base by targeting pharmaceutical companies that are not currently clients and which have attractive product portfolios. In addition, future initiatives may focus on other sectors of the healthcare market that could benefit from the Company's services, such as biotechnology companies and medical device manufacturers.

     Provide additional services. As a leading provider of physician detailing programs, the Company believes that it has an established platform from which to offer complementary promotional and marketing services to its clients. The Company will leverage its core competencies to further develop its specialized sales forces to meet the needs of its clients.

     Enter new geographic markets. The Company will look for opportunities to provide promotional services in markets outside the United States. This expansion may be in the form of strategic joint ventures or acquisitions or by building a presence using the Company's own internal resources.

     Pursue strategic acquisitions. The Company intends to explore strategic acquisitions in complementary and existing business areas. The Company believes that by acquiring other CSOs and/or sales and marketing companies it may be able to accelerate the development of a broader array of services or expand existing services more efficiently and rapidly than developing these service capabilities internally. In addition, the Company may pursue acquisitions in order to enter new markets, where it currently has no presence.

PROGRAM DESCRIPTION

     The Company's customized detailing programs typically contain three basic elements: design, execution and assessment. In the program design phase, the Company undertakes to understand the needs and objectives of the client, identifies, defines and ranks the proposed target audience and determines appropriate staffing. In the program execution phase, the Company recruits, hires, trains and manages the sales force. Finally, in the program assessment phase, the Company measures the performance of the sales force and the success of the program relative to the goals and objectives of the program. While each program relies on the same basic core competencies, programs are custom-designed to provide significant strategic advantages to the client by taking into account the geographic, marketing and scheduling needs of the client, the product itself and the profile of the target audience.

  PROGRAM DESIGN

     Prior to entering into a contract and usually in response to a request for a proposal, the Company sets forth the details of a program in a comprehensive proposal. The purpose of the proposal is to create an overall approach to the program, which helps the Company establish a 'plan of action' for launch and subsequent implementation. Among other things, the Company will use the proposal to clarify the goals of the program and to analyze any data supplied by the client in connection with its request. For example, as part of its pre-program assessment, the Company will analyze the target physician list provided by the client, which can include the names of 100,000 or more physicians, for the purpose of targeting the most productive physicians in the most efficient manner. The Company ranks the targeted prescribers based on statistical data such as number of prescriptions written, prior coverage for the product and for the general pharmaceutical class to which such product belongs, as well as the product and class history among the proposed audience. The proposal incorporates the Company's recommendations regarding territory mapping and the allocation of sales representatives and sales managers within such territories. This results in more efficient use of sales representatives, better target audience penetration, reduced sales force turnover and, ultimately, maximum impact on sales. This process is also instrumental in structuring compensatory arrangements and payment terms.

     Staffing requirements. In the program design phase, the Company identifies the assets to be committed to the program (i.e., divisional managers, district managers, field managers and sales representatives), the profile of the sales representatives (i.e., part-time and full-time), training requirements, the deployment of the sales force in terms of geography, the number of details per call and the number of times each target will be called over a defined period of time ('call-back frequency'). In determining staffing requirements, the Company takes into account a number of considerations, including the preferences of the client, the size of the individual territories, the number of targeted physicians in a given territory, the call-back frequency and the cost effectiveness of a full-time or part-time representative. The Company believes that its ability to provide both full-time and part-time sales representatives is important to providing its clients with a customized sales force able to meet the goals of the sales program in a cost effective manner.

     Deployment strategy. In the program design phase, the Company performs 'territory mapping'-- i.e., a plan to deploy the sales force over the geographic region in which the targeted prescribers are located. The Company analyzes the physician target list for the purpose of grouping the targets according to selected criteria. The Company believes that its mapping and territory deployment analysis gives it a competitive advantage over other CSOs in pricing contracts and ensuring the success of the program.

     Return on investment models. The goal of any program is to maximize results from the promotional dollars spent by the client. Accordingly, in connection with its pre-program assessment and analysis, the Company develops a Return on Investment ('ROI') model for the program. The model can be used to establish goals for the program and enables clients to clearly quantify the value of the services provided by the Company. The ROI model has the ability to project program effectiveness in incremental net sales, and may ultimately be a key factor in demonstrating why a program should be renewed or expanded. The ROI model is based on a confidential set of data and is considered proprietary by the Company.

  PROGRAM EXECUTION

     The Company believes that its ability to recruit quickly on a national basis, the quality of its training programs, the experience of its management and its data and management information systems provide clients with a highly effective sales force designed to meet a program's needs.

     Recruiting and hiring. Recruiting and hiring the best qualified sales personnel quickly is vital to ensure positive program results and minimize turnover. The Company maintains a disciplined and efficient recruiting process that is managed by a National Manager of Recruiting overseeing a staff of 10, including five regional Recruiting Managers. This structure facilitates recruiting on a region by region basis, thus saving time and money.

     The Company has developed a multi-step recruiting and hiring process that it believes is comprehensive, rigorous, selective and professional. The Company maintains a database of resumes of qualified, potential sales representatives. The Company has also developed a relationship with a national recruiting firm in the healthcare field and maintains an extensive referral system. Placing advertisements in local publications through the services of a single source provides cost and process control over the Company's recruitment efforts. The recruiting and hiring process includes preliminary screening procedures, background checks where required by the client, reference checks, drug testing and a rigorous interview process during which candidates are required to sit for multiple interviews with different sales managers. Typically, one to three percent of the initial applicants screened in connection with a program are hired. The result is an experienced, highly-qualified and motivated sales force.

     All of the Company's field sales personnel, including sales representatives, managers and recruiting coordinators, are employees rather than independent contractors. In addition, the Company offers its sales representatives a compensation package that it believes is competitive with compensation packages offered by the major pharmaceutical companies. The compensation package offered by the Company includes a base salary and performance-based incentives that relate to the specific goals of the program, as well as fringe benefits, including a car allowance and, for full-time sales representatives, health insurance coverage. The Company believes that its treatment of its sales representatives as employees and its compensation system are important factors in its ability to attract and retain talented sales personnel. The Company has found that a base salary and incentive bonus compensation package is best suited for a results-oriented program and for achieving program objectives, while a per call or hourly compensation structure emphasizes the number of details rather than the quality of the detailing effort. In addition, treating its sales representatives as employees enhances the Company's ability to direct and manage the daily activities of its field force and integrate with its clients' sales teams. It also allows the Company to provide career advancement opportunities -- a powerful motivational tool.

     Training. The Company's Training and Development Department consists of a National Training and Development Manager, a Director of Sales, Training and Development and six dedicated Training Managers. In connection with each program, the Company undertakes the training of the district managers and the sales representatives with respect to the products being detailed. The training programs are designed jointly by the Company and the client and are comparable to the training programs employed by the client for its own internal sales force. The client will either participate with the Company in the training, or train the Company's managers who will then implement the training program. Each sales representative is required to complete one to two weeks of home study and attend a three day to three week training seminar. Typically, training involves written material as well as seminars and other presentations which all sales representatives are required to attend. All training programs dedicate time to workshops and interactive role playing. The Company's sales representatives use the same manuals and materials and must pass the same product knowledge tests as the client's in-house sales representatives. In-field training continues at the local level as determined by the National Sales Manager of the program.

     Sales management. The Company's sales programs are supervised by two Vice Presidents who report to the Chief Operating Officer. Each Vice President manages four to six programs and is responsible for the overall execution of each program, including the performance of the entire sales force (representatives and managers), monitoring the product sales generated and client satisfaction. Each program has a dedicated National Sales Manager, field managers (Division and District Managers) and sales representatives. A National Sales Manager may also have several Regional Managers reporting to him. Programs may also have one or more dedicated program trainers. Division Managers (full-time) and District Managers (part-time) are responsible for the direct supervision of the field sales representatives. A Division Manager normally manages ten to twelve representatives, while a District Manager usually manages six to eight.

  PROGRAM ASSESSMENT

     Data and information management and reporting. The Company's database management group and call reporting center monitor each program. The operations area handles hundreds of thousands of detail call reports per year, producing all related reports for the sales teams, management and the client. This comprehensive operations support frees up client and management resources that would otherwise be burdened. Each sales representative is required to file call activity reports on a daily basis. The reports reflect the sales representative's activities since his last report including the number of calls, the number of details as well as a confirmation signature from the target prescriber. To date, the Company's call reporting system has been a paper based system. However, the Company has recently instituted a program whereby certain sales representatives will be given palm top computers. This program will facilitate the submission of call activity reports and reduce the time required to produce management reports.

     The Company has developed several management tools to maximize the effectiveness of its sales forces. These management tools can be used to track the overall effectiveness of the program as well as the performance of individual sales representatives. One such tool is the Integrated Sales and Activity Report ('ISA'), which allows the sales representatives to tailor strategies and to evaluate the effectiveness of their sales efforts. The ISA is generally produced bi-monthly and compares the current period to the prior period. The report can be customized to reflect progress made toward a specific goal or target for purposes of evaluating a program.

     Physician satisfaction surveys. In connection with each program, the Company develops a program-specific physician satisfaction survey ('PSS'). The PSS is periodically sent out to selected members of the target audience, depending on the size of the program. The PSS solicits comments on a variety of topics relating to the call, including the professionalism of the sales representative and current prescribing patterns. Finally, the survey asks the physician to confirm his signature. These surveys are an indispensable tool, both for determining the effectiveness of the program designed by the Company and assessing the performance of the Company's sales force.

     Product sample tracking. Federal laws and regulations require that detailed records be kept concerning the distribution of pharmaceutical product samples. These record keeping requirements are the responsibility of the manufacturer. The Company has developed a sample tracking system that it believes complies with such laws and regulations. As part of its services, the Company performs this function on the client's behalf.

     Quantitative analysis. At the conclusion of each program the Company prepares a case study for the client that documents the results of the program relative to the goals established at the outset of the program as well as the ROI.

SPECIALIZED DETAILING FORCES AND SERVICES

     In addition to the traditional, custom-designed, client-dedicated, long-term (one year or longer) detailing sales force program, the Company has developed specialized detailing forces and services, described below, to address varying needs of the pharmaceutical industry. While these services do not currently represent a material portion of the Company's business, they are considered important to the Company's future growth.

     Strike Force. Strike Force is a sales force designed for fast roll-out and short time frames (six months or less). Strike Force is generally used in situations where the client requires short-term detailing support and faster penetration of the target audience. Examples of applications for Strike Force include seasonal brands, new product launches, conversion from prescription to OTC and gaps in product coverage. For example, Strike Force was used by one client to launch a new formulation of its children's cough and cold product. The main objective was to increase pediatrician awareness and recommendations during the cough and cold season.

     Share Force. Share Force is a sales force designed to detail up to three products from the same or different manufacturers to the same target audience. The Share Force program offers clients flexibility in terms of pricing (depending on the slotting) and program length, as well as access to pre-targeted high volume prescribers. The Company assembles a sales team targeted at a fixed list of physicians within a specialty that it believes to represent a high volume prescribing audience. These physicians are selected and profiled through the use of prescription data to ensure that they represent the most productive physicians (in terms of prescriptions written) within multiple therapeutic categories. Fees are determined by the detail position, or priority, given to a particular product (known as 'slotting'). The Company has commenced marketing Share Force but has not yet deployed any such force.

     Staffing Services. The Company acts as a recruiting and placement agency, using its skills in recruiting and hiring to help a client build its own internal sales force. The Company performs all screening, checking, testing and interviewing functions and then refers the most qualified candidates to the client for final approval. The Company typically receives a fee for each sales representative hired by the client.

     Sales Force Build. Sales Force Build is a variation on Staffing Services. The Company assembles a customized, client-dedicated sales force, designed at the outset of a program with the specific intent that the client will hire the sales representatives either at the conclusion of the program or at a pre-determined time. In addition to the program fees, the Company receives a placement fee for those sales representatives hired by the client.

     Convention Plus. The Company provides custom-designed teams for trade show and convention management support. Instead of staffing conventions with its own sales representatives, which results in lost sales calls, the client engages the Company to manage every aspect of the convention including registration, set-up, staffing and reporting. The team can be built exclusively for one client or shared by several clients.

CLIENTS AND CONTRACTS

  CLIENTS

     The Company believes that its relationships with its clients, which include many of the largest pharmaceutical companies in the United States, are among its most important strategic assets and competitive advantages. The Company has enjoyed long-standing relationships with many of these clients, and a high percentage of its clients either renew their programs or enter into new contracts with the Company for new programs. The Company believes that the quality and stability of its client base promotes the consistency of its core business and that the scope and complexity of its clients' marketing needs present opportunities for expansion into new areas. There can be no assurance, however, that the Company's clients will continue to renew or expand their relationship with the Company.

     During 1997, the Company executed 15 detailing programs for 12 clients. In 1997, Pfizer, Glaxo Wellcome, Astra Merck and Novartis accounted for 25%, 22%, 19% and 10%, respectively, of the Company's revenue. Collectively, these four clients accounted for approximately 76% of the Company's revenue. The loss of any one of the foregoing clients could have a material adverse impact on the Company's business. In 1996, Pfizer, Astra Merck, Novartis and Johnson & Johnson each accounted for 10% or more of the Company's revenue. Collectively, these clients accounted for approximately 84% of the Company's revenue. In 1995, one program accounted for more than 42% of the Company's revenue and three other programs each accounted for 10% or more of the Company's revenue. Collectively, these four programs represented approximately 84% of the Company's revenue. In 1994, two programs each accounted for more than 30% of the Company's revenue and another program accounted for 10% or more of the Company's revenue. Together, the three programs represented approximately 83% of the Company's revenue.

  CONTRACTS

     Given the customized nature of the Company's business, it utilizes a variety of contract structures with its clients. Generally, contracts provide for a fee to be paid based on the Company delivering a specified package of services. Contracts typically include performance benchmarks, such as a minimum number of sales representatives or a minimum number of calls. In certain instances, the Company may be entitled to additional compensation based upon the success of the program and/or subject to penalties for failing to meet stated performance benchmarks. The Company typically receives a portion of its fee upon commencement of the program to reflect the costs of implementing such program. In addition, contracts typically provide that the Company is entitled to a fee for each sales representative hired by the client during or at the conclusion of a program.

     The Company's contracts generally are for terms of six months to one year and are subject to renewal upon expiration. However, the Company's contracts are terminable by the client for any reason upon 30 to 90 days notice. The Company's contracts typically provide for termination payments by the client upon a termination without cause. While the cancellation of certain of the Company's contracts by a client without cause may result in the imposition of penalties on such client, such penalties may not act as an adequate deterrent to the termination of any such contracts. In addition, there can be no assurance that such penalties will offset the lost revenue or the costs incurred by the Company as a result of such termination. The loss or termination of a large contract or the loss of multiple contracts could adversely affect the Company's future revenue and profitability. Contracts may also be terminated for cause if the Company fails to meet stated performance benchmarks. To date, no programs have been terminated for cause.

     The Company's contracts typically contain cross-indemnification provisions between the Company and its client. Typically, the client will indemnify the Company against product liability and related claims arising from the sale of the product and the Company indemnifies the clients with respect to the errors and omissions of the Company's sales representatives in the course of their detailing activities. To date, the Company has not asserted, nor has there been asserted against the Company, any claim for indemnification pursuant to a contract.

MARKETING AND BUSINESS DEVELOPMENT

     Most of the Company's revenue is derived from renewals and extensions of existing programs and new programs with existing clients. The Company derives new business from responses to 'requests for proposals' from pharmaceutical companies that the Company believes are the result of its promotional and advertising efforts. Recently, the Company has increasingly engaged in proactive efforts to generate more business from new and prospective clients. The Company has implemented a sales process that is designed to leverage its results-oriented image through case studies, references, ROI models and comprehensive proposals. The Company also has implemented an enhanced marketing and new business development process for the purpose of improving its ability to secure more contracts both within the pharmaceutical industry and in other healthcare markets. This new business development process relies on the use of a dedicated sales and marketing team.

     The Company seeks to promote awareness of its capabilities to senior level executives, product managers and sales managers of both its existing and potential clients so that when situations arise where additional product detailing services are needed, those prospects are already aware of the Company and its image as a high-quality, results-oriented firm. In order to build and sustain awareness of its services, a combination of trade journal advertising, mailings, and a public relations campaign are utilized. The Company advertises in publications such as Pharmaceutical Executive and Med Ad News. The marketing department maintains a proprietary mailing list of over 3,000 pharmaceutical industry personnel including CEOs, vice presidents and marketing, sales and product managers. In addition to its ongoing monthly mailings, the Company also conducts specialized mailings in response to contacts received from specific companies or about specific developments within the industry. The public relations campaign also involves interviews in trade journals and other publications and speaking engagements for the Company's executives.

COMPETITION

     The primary competitive factor affecting contract sales services is the ability to quickly hire, train, deploy and manage qualified sales representatives to implement simultaneously several large product detailing programs. The Company also competes with other CSOs on the basis of such factors as its reputation, quality of its services, experience of management, performance record, customer satisfaction, ability to respond to specific client needs, integration skills and price. The Company believes it competes favorably with respect to each of these factors.

     The Company primarily competes with in-house sales and marketing departments of pharmaceutical companies, other CSOs and other third party providers to the pharmaceutical industry, many of which possess substantially greater capital, personnel and other resources than the Company. In addition to the in-house sales forces of pharmaceutical companies, the Company's current major competitors include CSOs such as Innovex Limited, a subsidiary of Quintiles Transnational Corp., and the various sales and marketing affiliates of Snyder Communications, Inc. As a result of competitive pressures, various sales and marketing organizations providing services to the pharmaceutical industry are consolidating and are becoming targets of global organizations. This trend is likely to produce increased competition among CSOs for both clients and acquisition candidates and increased competitive pressures on smaller providers. If the trend in the pharmaceutical industry towards consolidation continues, pharmaceutical companies may have excess in-house sales force capacity and may, as a result, reduce or eliminate their use of CSOs. There are relatively few barriers to entry into the CSO industry and there can be no assurance that, as the CSO industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry or that the Company's customers will not choose to conduct more of their sales services internally, with other CSOs or with organizations that can provide a broader range of sales and marketing services. Although the Company intends to monitor industry trends and respond accordingly, there can be no assurance that the Company will be able to anticipate and successfully respond to such trends. Increased competition may lead to price and other forms of competition that may have a material adverse effect on the Company's business and results of operations.

GOVERNMENT AND INDUSTRY REGULATION

     The healthcare industry is subject to extensive regulation. Various laws, regulations and guidelines promulgated by government, industry and professional bodies affect, among other matters, the provision, licensing, labeling, marketing, promotion, sale and reimbursement of healthcare services and products, including pharmaceutical products. It is also possible that additional or amended laws, regulations or guidelines could be adopted in the future.

     The pharmaceutical industry is subject to extensive federal regulation and oversight by the FDA. For instance, the Federal Food, Drug and Cosmetic Act, as supplemented by various other statutes, regulates, among other matters, the approval, labeling, advertising, promotion, sale and distribution of drugs, including the practice of providing product samples to physicians. Under this statute, the FDA asserts its authority to regulate all promotional activities involving prescription drugs. In addition, the sale or distribution of pharmaceuticals may also be subject to the Federal Trade Commission Act ('FTCA'). Finally, the Prescription Drug Marketing Act ('PDMA') regulates the ability of pharmaceutical companies to provide physicians with free samples of their products. Essentially, the PDMA requires extensive record keeping and labeling of such samples for tracing purposes. Accordingly, the business of the Company and its clients, to the extent such business involves promotion and marketing of pharmaceutical products, are subject to the extensive regulation governing the pharmaceutical industry, and there can be no assurance that the Company will not be subject to increased regulatory scrutiny in the future.

     In addition, some of the services that the Company may provide in the future are affected by various guidelines promulgated by industry and professional organizations. For example, certain ethical guidelines promulgated by the American Medical Association ('AMA') govern, among other matters, the receipt by physicians of gifts from health-related entities. These guidelines govern the honoraria, and other items of pecuniary value, which AMA member physicians may receive, directly or indirectly, from pharmaceutical companies. Similar guidelines and policies have been adopted by other professional and industry organizations, such as PhRMA.

     The healthcare industry is subject to federal and state laws pertaining to healthcare fraud and abuse. In particular, certain federal and state laws prohibit manufacturers, suppliers and providers from offering or giving or receiving kickbacks or other remuneration in connection with ordering or recommending purchase or rental of healthcare items and services. The federal anti-kickback statute provides both civil and criminal penalties for, among other things, offering or paying any remuneration to induce someone to refer patients to, or to purchase, lease, or order (or arrange for or recommend the purchase, lease, or order of), any item or service for which payment may be made by Medicare or certain federally-funded state healthcare programs (e.g., Medicaid). This statute also prohibits soliciting or receiving any remuneration in exchange for engaging in any of these activities. The prohibition applies whether the remuneration is provided directly or indirectly, overtly or covertly, in cash or in kind. Violations of the law can result in numerous sanctions, including criminal fines, imprisonment, and exclusion from participation in the Medicare and Medicaid programs.

     Several states also have referral, fee splitting and other similar laws that may restrict the payment or receipt of remuneration in connection with the purchase or rental of medical equipment and supplies. State laws vary in scope and have been infrequently interpreted by courts and regulatory agencies, but may apply to all healthcare items or services, regardless of whether Medicare or Medicaid funds are involved.

     The failure of the Company or its clients to comply with, or any change in, the applicable regulatory requirements or professional organization or industry guidelines could, among other things, limit or prohibit the Company or its clients from conducting certain business activities, subject the Company or its clients to adverse publicity, increase the costs of regulatory compliance or subject the Company or its clients to monetary fines or other penalties. Any such actions could have a material adverse affect on the Company.

LIABILITY AND INSURANCE

     Liability Insurance. Participants in the healthcare industry are subject to lawsuits alleging malpractice, product liability and other legal theories, many of which can involve large claims and significant legal costs. As a provider of product detailing services to the pharmaceutical industry, the Company is subject to the risk of being named as a party in such lawsuits. As a result of its contract sales services, the Company believes that it may become involved in litigation regarding the products distributed by its personnel, with the attendant risks of significant legal costs, substantial damage awards and adverse publicity. Even if such claims ultimately prove to be without merit, defending against them can result in adverse publicity, diversion of management's time and attention and substantial expenses, which could have a material adverse effect on the Company.

     The Company maintains general liability insurance, which it believes to be adequate in amount and coverage for the current size and scope of its operations although there can be no assurance of that fact. However, the policies maintained by the Company do not insure it against the errors and omissions of its employees. The Company may seek increased insurance coverage as well as insurance for the errors and omissions of its employees in connection with expanding its service offerings, although the Company has not experienced difficulty in obtaining insurance coverage in the past, there can be no assurance that the Company will obtain increased or additional insurance coverage on acceptable terms or at all. In addition, although the Company's clients may indemnify the Company for the client's negligent conduct, such indemnification may not be adequate in light of all of the potential litigation risks facing the Company. In addition, the Company is often required to indemnify its clients in the event of the Company's negligence. The Company, therefore, could be held responsible for losses incurred in connection with the performance of its services or otherwise and could incur substantial costs in connection with legal proceedings associated with the performance of its services or the pharmaceutical products with respect to which it provides services.

     Employment Practice Liability Insurance. Because the nature of the Company's business is heavily dependent on its sales force, the Company has obtained employment practice liability insurance, which insures the Company against claims made by employees or former employees relating to their employment, i.e., wrongful termination, sexual harassment, etc. To date, the Company has not made any claims under this policy. There can be no assurance, however, that the coverage maintained by the Company will be sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost.

LEGAL PROCEEDINGS

     From time to time the Company is involved in litigation incidental to its business. The Company is not currently a party to any pending litigation which, if decided adversely to the Company, would have a material adverse effect on the business, financial condition or results of operations of the Company and the Company is not aware of any material threatened litigation.

FACILITIES AND EMPLOYEES

     The Company's corporate headquarters are currently located in Mahwah, New Jersey, in approximately 11,000 square feet of space occupied under a lease which expires on April 29, 1998. The Company has entered into a new lease for approximately 27,000 square feet in Upper Saddle River, New Jersey. The new lease is to take effect on May 1, 1998 and is for a term of 66 months with an option to extend for an additional five years. In addition, the Company has a right of first offer with respect to additional space as it becomes available. Total base rent payable during the term of the new lease is approximately $3.0 million. Additional rent is payable with respect to increases in certain operating costs over base year amounts.

     As of December 31, 1997, the Company had approximately 1,165 employees. The Company has approximately 70 people working at its headquarters in Mahwah, New Jersey, 995 sales representatives, and 100 field sales managers. The Company is not party to a collective bargaining agreement with a labor union and considers its relations with its employees to be good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and principal position, of the Directors, Director Nominees, executive officers and key employees of the
Company:

NAME                                   AGE                                 POSITION
------------------------------------   ---   ---------------------------------------------------------------------
John P. Dugan(1)(2).................   62    Chairman of the Board of Directors and Director of Strategic Planning
Charles T. Saldarini................   34    President, Chief Executive Officer and Director
Bernard C. Boyle....................   53    Chief Financial Officer, Executive Vice President, Secretary and
                                             Treasurer
Steven K. Budd......................   41    Chief Operating Officer and Executive Vice President
Robert Wynne........................   47    Vice President -- Account Sales
Cherie Aldana.......................   50    Vice President -- Human Resources
John M. Pietruski ( )...............   64    Director Nominee
Jan Martens Vecsi( )................   53    Director Nominee
Gerald J. Mossinghoff( )............   62    Director Nominee

------------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     John P. Dugan is the founder and Chairman of the Board of Directors of the Company and Director of Strategic Planning. He served as its President from inception until January 1995 and as its Chief Executive Officer from inception until November 1997. In 1972, Mr. Dugan founded Dugan Communications, a medical advertising agency that later became known as Dugan Farley Communications Associates Inc. ('DFC') and served as its President until 1990. In 1990 Mr. Dugan acquired sole control of the Company, which was then a wholly-owned subsidiary of DFC. Mr. Dugan was a founder and served as the President of the Medical Advertising Agency Association from 1983 to 1984. Mr. Dugan also served on the Board of Directors of the Pharmaceutical Advertising Council (now known as the Healthcare Marketing Communications Council, Inc.) and was its President from 1985 to 1986. Mr. Dugan received an M.B.A. from Boston University in 1964.

     Charles T. Saldarini is the President and Chief Executive Officer of the Company and a Director. Mr. Saldarini became President in January 1995 and Chief Executive Officer in November 1997. Prior to January 1995 Mr. Saldarini was Chief Operating Officer of the Company. Mr. Saldarini joined the Company in 1987 as a sales manager. Mr. Saldarini received an A.B. in political science from Syracuse University in 1985.

     Bernard C. Boyle has served as the Company's Executive Vice President and Chief Financial Officer since March 1997 when he joined the Company. In 1990, Mr. Boyle founded BCB Awareness, Inc., a firm that provided management advisory services to the Company, among others, and served as its President until March 1997. During that period he was also a partner in Boyle & Palazzolo, Partners, an accounting firm that also provided services to the Company. From 1982 through 1990 he served as Controller and then Chief Financial Officer and Treasurer of William Douglas McAdams, Inc., an advertising agency. From 1966 through 1971, Mr. Boyle was employed by the national accounting firm of Coopers & Lybrand L.L.P. as supervisor/senior audit staff. Mr. Boyle received a B.B.A. in Accounting from Manhattan College in 1965 and an M.B.A. in Corporate Finance from New York University in 1972.

     Steven K. Budd served the Company as a consultant from December 1995 to April 1996 when he joined as Vice President -- Account Group Sales. He became Executive Vice-President in July 1997 and Chief Operating Officer in January 1998. Prior to joining the Company, from April through December 1995, Mr. Budd was an independent consultant. From January 1994 through April 1995, Mr. Budd was employed by Innovex, Inc., a competing CSO, as a Director of New Business Development. From 1989 through December 1993, Mr. Budd was employed by Professional Detailing Network ('PDN'), a competing CSO, as a Vice President with responsibility for building sales teams and developing marketing strategies. Mr. Budd received a B.A. in History and Education from Susquehanna University in 1978.

     Robert Wynne joined the Company in August 1990 as a Regional Sales Manager based in Chicago, Illinois. He currently serves as Vice President -- Account Sales, a position he has held since December 1994. From 1984 through 1990, Mr. Wynne was employed by Carnation Nutritional Products Co. and the McNeil Consumer Products Company, Professional Division, an affiliate of Johnson & Johnson, as a sales representative and trainer. Mr. Wynne received a B.S. in Secondary Education from the University of Minnesota in 1972 and an M.S. in Management of Human Resources from National College of Education in 1985.

     Cherie Aldana joined the Company in 1988. Initially, she was employed as Accounting Manager responsible for financial, payroll, benefits and personnel. In 1990 she was promoted to Director of Human Resources and in January 1996 to Vice President -- Human Resources. Ms. Aldana received a B.S. in Accounting from York College in 1972 and has received certification as a Professional of Human Resources from the Human Resources Certification Institute, a division of the Society of Human Resource Management.

     Gerald J. Mossinghoff has been nominated to become a director of the Company immediately upon consummation of this Offering. Mr. Mossinghoff is a former Assistant Secretary of Commerce and Commissioner of Patents and Trademarks of the Department of Commerce (1981 to 1985) and served as President of Pharmaceutical Research and Manufacturers of America from 1985 to 1996. Since 1997 he has been Senior Counsel to the law firm of Oblon, Spivak, McClelland, Maier and Newstadt of Arlington, Virginia. Mr. Mossinghoff has been a visiting professor of Intellectual Property Law at the George Washington University Law School since 1997 and Adjunct Professor of Law at George Mason University School of Law since 1997. Mr. Mossinghoff served as United States Ambassador to the Diplomatic Conference on the Revision of the Paris Convention from 1982 to 1985 and as Chairman of the General Assembly of the United Nations World Intellectual Property Organization from 1983 to 1985. He is also a former Deputy General Counsel of the National Aeronautics and Space Administration (1976 to 1981). Mr. Mossinghoff received an Electrical Engineering degree from St. Louis University in 1957 and a Juris Doctor degree with Honors from the George Washington University Law School in 1961. He is a member of the Order of the Coif and is a Fellow in the National Academy of Public Administration. He is the recipient of many honors, including NASA's Distinguished Service Medal and the Secretary of Commerce Award for Distinguished Public Service.

     John M. Pietruski has been nominated to become a director of the Company immediately upon consummation of this Offering. Since 1990 Mr. Pietruski has been the Chairman of the Board of Texas Biotechnology Corp., a pharmaceutical research and development company. He is a retired Chairman of the Board and Chief Executive Officer of Sterling Drug Inc. With Sterling Drug Inc. from 1977 to his retirement in 1988, he also held the positions of Executive Vice President, President and Chief Operating Officer. Mr. Pietruski is a member of the Boards of Directors of Hershey Foods Corporation, GPU, Inc., Lincoln National Corporation and McKesson Corporation. Mr. Pietruski graduated Phi Beta Kappa with a B.S. in Business Administration with honors from Rutgers University in 1954 and currently serves as a regent of Concordia College.

     Jan Martens Vecsi has been nominated to become a director of the Company immediately upon consummation of this Offering. Ms. Vecsi is the sister-in-law of John P. Dugan, the Chairman of the Board of the Company. Ms. Vecsi was employed by Citibank, N.A. from 1967 through 1996 when she retired. Starting in 1986 she served as the Senior Human Resources Officer and Vice President of the Citibank Private Bank. Ms. Vecsi received a B.A. in Psychology and Elementary Education from Immaculata College in 1965.

     The Board of Directors of the Company is divided into three classes as nearly equal in number as possible. Each year the shareholders will elect the members of one of the three classes to a three-year term of office. Ms. Vecsi serves in the class whose term expires in 1999; Messrs. Saldarini and Pietruski serve in the class whose term expires in 2000; and Messrs. Dugan and Mossinghoff serve in the class whose term expires in 2001.

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee reviews the scope and results of the audit and other services provided by the Company's independent accountants and internal controls of the Company. The Compensation Committee is responsible for the approval of compensation arrangements for officers of the Company and the review of the Company's compensation plans and policies.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table presents certain information concerning compensation paid or accrued for services rendered to the Company in all capacities during the year ended December 31, 1997, for the Chief Executive Officer and the other four executive officers of the Company whose aggregate annual base salary and bonus for 1997 exceeded $100,000 (collectively, the 'Named Executive Officers').

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                                                         ------------
                                                         ANNUAL COMPENSATION              SHARES OF
                                                 ------------------------------------       COMMON
                                                                            OTHER           STOCK
                                                                            ANNUAL        UNDERLYING      ALL OTHER
         NAME AND PRINCIPAL POSITION              SALARY      BONUS      COMPENSATION      OPTIONS       COMPENSATION
----------------------------------------------   --------    --------    ------------    ------------    ------------
John P. Dugan
  Chairman of the Board and Former Chief
  Executive Officer(1)........................   $125,000          --      $ 26,441          --           $2,243,000(1)
Charles T. Saldarini
  President and Chief Executive Officer.......   $120,000    $237,000(2)   $  9,724          --           $4,050,000(3)
Steven K. Budd
  Chief Operating Officer and
  Executive Vice President....................   $112,613    $ 48,000      $  8,396                          --
Bernard C. Boyle
  Chief Financial Officer,
  Executive Vice President,
  Secretary and Treasurer.....................   $105,000(4) $ 18,000      $  1,155                          --
Robert Wynne
  Vice President--Account Sales...............   $102,000    $ 18,000      $  1,155          --              --

------------------
(1) Mr. Dugan was the Chief Executive Officer of the Company until November 1997. All other compensation represents the bonus payment to Mr. Dugan as the majority shareholder of the Company. Such compensation was based on the Company's estimated profitability and working capital requirements. As the Company will no longer qualify as an S Corporation after the Offering, it is not expected that Mr. Dugan will receive bonus payments after the Offering in future periods.
(2) Reflects a bonus paid to Mr. Saldarini, President and Chief Executive Officer and a minority shareholder of the Company. In addition to the final distribution in connection with the termination of the Company's S Corporation status, in the future Mr. Saldarini, as President and Chief Executive Officer, may receive cash bonuses as determined by the Compensation Committee.
(3) Represents the value of Common Stock issued to Mr. Saldarini in January 1997 as reported by the Company for financial accounting purposes.
(4) Mr. Boyle joined the Company in March 1997. $15,000 of his salary represents amounts paid to Mr. Boyle's consulting company prior to the commencement of his employment.

     Option Grants. The following table sets forth certain information regarding options granted by the Company to the Named Executive Officers during 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                              INDIVIDUAL GRANTS
                                           --------------------------------------------------------        POTENTIAL
                                                            PERCENT OF                                  REALIZABLE VALUE
                                                              TOTAL                                    AT ASSUMED ANNUAL
                                             NUMBER OF       OPTIONS                                     RATES OF STOCK
                                              SHARES        GRANTED TO                                 PRICE APPRECIATION
                                            UNDERLYING      EMPLOYEES      EXERCISE                     FOR OPTION TERM
                                              OPTIONS       IN FISCAL        PRICE       EXPIRATION    ------------------
                  NAME                      GRANTED (#)        YEAR        ($/SHARE)        DATE       5% ($)     10% ($)
----------------------------------------   -------------    ----------    -----------    ----------    -------    -------
John P. Dugan...........................       --             --             --             --           --         --
Charles T. Saldarini....................       --             --             --             --           --         --
Steven K. Budd..........................                       58.3%        $             12/31/05     $          $
Bernard C. Boyle........................                       41.7%        $             12/31/05     $          $
Robert Wynne............................       --             --             --             --           --         --

     Option Exercises and Year-End Option Values. The following table provides information with respect to options exercised by the Named Executive Officers during 1997 and the number and value of unexercised options held by the Named Executive Officers as of December 31, 1997.

   AGGREGATED OPTION EXERCISE IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

                                                                   NUMBER OF SHARES UNDERLYING      VALUE OF UNEXERCISED IN-THE-
                                                                  UNEXERCISED OPTIONS AT FISCAL       MONEY OPTIONS AT FISCAL
                                                                          YEAR-END (#)                    YEAR-END ($)(1)
                            SHARES ACQUIRED   VALUE REALIZED    ---------------------------------   ----------------------------
NAME                        ON EXERCISE (#)       ($)(1)          EXERCISABLE      UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
--------------------------  ---------------   ---------------   ---------------   ---------------   -----------    -------------
John P. Dugan.............      --                --                --                --               --              --
Charles T. Saldarini......      --                --                --                --               --              --
Steven K. Budd............      --                --
Bernard C. Boyle..........      --                --
Robert Wynne..............      --                --                --                --               --              --

------------------------
(1) For the purposes of this calculation, value is based upon the difference between the exercise price and $_____ per share, the fair market value of the Common Stock as determined by the Board of Directors.

EMPLOYMENT CONTRACTS

     In January 1998, the Company entered into an employment agreement with John
P. Dugan providing for his employment as Chairman of the Board and Director of Strategic Planning. The Agreement provides for an annual salary of $125,000 and no cash bonuses and for participation in all executive benefit plans.

     In _________ 199__, the Company entered into an employment agreement with Charles T. Saldarini providing for his employment, effective upon the closing of this Offering, as President and Chief Executive Officer for a term expiring on ___________ _____, 200_. The Agreement provides for an annual base salary of $_________ and for participation in all executive benefit plans. The agreement also provides, among other things, that, if his employment is terminated without cause (as defined in the agreement), the Company will pay him an amount equal to the salary which would have been payable to him over the unexpired term of his employment agreement.

     The Company has also entered into employment agreements with each of Messrs. Boyle and Budd, providing for their respective employment, effective upon the closing of this Offering, as Chief Financial Officer and Chief Operating Officer, for terms expiring on ______ __, 200_. The agreements provide for an annual base salary of $_____ for Mr. Boyle and $__________ for Mr. Budd and for their participation in all executive benefit plans. Each agreement also provides, among other things, that, if employment is terminated by the Company without cause (as defined), the Company will pay the employee an amount equal to the salary which would have been payable over the unexpired term of the employment agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     Prior to this Offering, the Company has had no separate Compensation Committee or other committee performing equivalent functions. As a result, compensation matters were performed by the Board of Directors or senior management. None of the Directors expected to serve on the Compensation Committee is an employee of the Company, and neither the Chief Executive Officer nor any other executive officer will serve on the Compensation Committee. No Director or executive officer of the company is a Director or executive officer of any other corporation that has a director or executive officer who is also a Director of the Company.

1998 STOCK OPTION PLAN

     In __________, 1998, in order to attract and retain persons necessary for the success of the Company, the Company adopted its 1998 Stock Option Plan (the 'Plan') covering up to __________ of its Common Shares, pursuant to which officers, directors and key employees of the Company and consultants to the Company are eligible to receive incentive and/or non-qualified stock options. The Plan, which expires in October 2008, will be administered by the Board of Directors or a committee designated by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions relating to the purchase of options will be determined by the Board of Directors, or a committee thereof, in its sole discretion. Incentive stock options granted under the Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant, except that the term of an incentive stock option granted under the Plan to a shareholder owning more than 10% of the outstanding Common Stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the Common Stock on the date of the grant. At February 1, 1998 options for an aggregate of ________ shares, exercisable at a price of $______ per share during a ten-year period had been granted to Bernard C. Boyle and Steven K. Budd, and were outstanding under the Plan. These options are exercisable for one-third of the shares covered thereby as of the earlier of June 30, 1998 or the completion of this Offering and for an additional one-third of the shares covered thereby each year thereafter. No other options have been granted or exercised under the Plan. However, immediately after the consummation of the Offering, the Company intends to grant approximately __________ incentive stock options to approximately __________ employees. Such options will, generally, vest over three years and will be exercisable at the public offering price. Options for ________ shares will be granted to each of the Company's three outside directors upon their taking office immediately following the closing of the Offering.

COMPENSATION OF DIRECTORS

     Each non-employee member of the Board of Directors will receive an annual director's fee of $_____ plus $______ for each meeting attended and reimbursement for travel costs and other out-of-pocket expenses incurred in attending each Directors' meeting. In addition, committee members will receive $__________ for each committee meeting attended. Additionally, pursuant to the 1998 Stock Option Plan each non-employee Director upon election to the Board will receive options to purchase _____ shares of Common Stock exercisable at the fair market value on the date of grant and additionally will receive automatic grants of options to purchase ______ shares of Common Stock at the beginning of each calendar year. See '-- 1998 Stock Option Plan.'

401(K) PLAN

     The Company maintains a retirement plan (the '401(k) Plan') intended to qualify under Sections 401(a) and 401(k) of the Code. The 401(k) Plan is a defined contribution plan that covers employees of the Company at least 21 years of age, who have been employed by the Company for at least one year. Employees may contribute up to 15% of their annual wages (subject to an annual limit prescribed by the Code) as pre-tax salary deferral contributions. Effective January 1, 1997, the Company committed to make mandatory contributions to the 401(k) Plan to match employee contributions up to a maximum of 2% of each participating employee's annual wages. The Company's contribution to the 401(k) Plan for 1997 was approximately $172,000.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

     The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors' fiduciary duty of care. The Company's Certificate of Incorporation limits the liability of directors of the Company to the Company or its shareholders to the fullest extent permitted by Delaware law. See 'Description of Capital Stock -- Certain Provisions of the Company's Certificate of Incorporation and Bylaws.'

     The Company's Certificate of Incorporation provides mandatory indemnification rights to any officer or Director of the Company who, by reason of the fact that he or she is an officer or Director of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such officer or Director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. Insofar as indemnification for liabilities under the Securities Act may be provided to officers and Directors or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission (the 'Commission'), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     There is no pending litigation or proceeding involving a Director, officer, employee or agent of the Company in which indemnification by the Company will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     During 1997, Boomer & Son, Inc. ('B&S'), a corporation which prior to 1998 was wholly-owned by John P. Dugan, the Company's Chairman of the Board, provided advertisement production and placement services to the Company. Mr. Dugan is not actively involved in B&S's business. The Company purchased advertising in the amount of $1.6 million through B&S at stated advertising rates set by the periodicals and publications in which advertisements were placed. B&S received a commission from the publications for its placement services. In addition, in 1997 B&S repaid approximately $196,000 of advances made to it by the Company in 1996. At December 31, 1997 the net amount due from B&S was approximately $27,000. See note 8 to the Company's Financial Statements. The Company anticipates that this amount will be repaid prior to the Offering.

     At the end of 1997 Mr. Dugan transferred his interest in B&S to his son and daughter-in-law. The Company and B&S propose to enter into an agreement pursuant to which B&S will continue to place advertising on behalf of the Company with various media. As of February 1, 1998 the total amount of advertising placed by B&S on behalf of the Company in 1998 was approximately $180,000. The Company believes that the amounts paid to B&S were no less favorable than would be available in an arms-length negotiated transaction with an unaffiliated entity. See note 8 to the Company's Financial Statements.

     The Company and Charles T. Saldarini entered into an employment agreement as of January 1, 1997, which provided for, among other things, an outright grant of shares of Common Stock to Mr. Saldarini. As a result of such grant, Mr. Saldarini owns 15.0% of the outstanding shares of Common Stock immediately prior to the Offering. In connection with such grant, the Company incurred a non-cash, non-recurring expense of $4.5 million for financial reporting purposes.

     The Company has been subject to taxation under Subchapter S of the Code since January 1, 1991 and under the corresponding provisions of the tax laws of the State of New Jersey since January 1, 1994. As a result, the net income of the Company, for Federal and New Jersey state income tax purposes, has been reported by and taxable directly to the Company's shareholders rather than to the Company. In 1996, the Company paid approximately $1.5 million to Mr. Dugan, its Chief Executive Officer and sole shareholder as bonus compensation. In 1997, the Company paid an aggregate of approximately $2.48 million of bonus compensation to its shareholder-employees, Mr. Dugan and Charles T. Saldarini, its President. The Company's S Corporation tax status will terminate upon the consummation of this Offering. Immediately prior to this Offering, the Company will make a final distribution (consisting of an aggregate of approximately $______ million in cash payments) to its shareholders. This payment represents the shareholders' equity in the Company prior to the conversion date.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of December 31, 1997 and as adjusted to reflect the sale of the shares offered hereby, by (i) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, (ii) each Director and Director Nominee of the Company, (iii) each Named Executive Officer and (iv) all Directors, Director Nominees and Named Executive Officers of the Company as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them.

                                                                                              PERCENTAGE OF SHARES
                                                                                              BENEFICIALLY OWNED(2)
                                                                 NUMBER OF SHARES       ---------------------------------
NAME AND ADDRESS(1)                                            BENEFICIALLY OWNED(2)    BEFORE OFFERING    AFTER OFFERING
------------------------------------------------------------   ---------------------    ---------------    --------------
John P. Dugan...............................................                                   85.0%
Charles T. Saldarini........................................                                   15.0%
Steven K. Budd..............................................                (3)                 *               *
Bernard C. Boyle............................................                (4)                 *               *
John M. Pietruski...........................................                (5)                   --            *
Jan Martens Vecsi...........................................                (5)                   --            *
Gerald J. Mossinghoff.......................................                (5)                   --            *
All Officers, Directors and Director Nominees as a group (9
  persons)..................................................                (6)               100.0%
                                                               ---------------------    ---------------    --------------

------------------

*     Less than 1%.
(1)   The addresses of Messrs. Dugan and Saldarini are c/o the Company, 599 MacArthur Boulevard, Mahwah, New Jersey
      07430-2326.
(2)   Pursuant to the rules of the Commission, shares of the Company's Common Stock that a person has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(3)   Represents ____ shares issuable pursuant to options exercisable within 60 days of the date hereof.
(4)   Represents ____ shares issuable pursuant to options exercisable within 60 days of the date hereof.
(5)   Represents ____ shares issuable pursuant to options exercisable within 60 days of the date hereof.
(6)   Includes ____ shares issuable pursuant to options exercisable within 60 days of the date hereof.

     All of the shares of Common Stock set forth in the above table are subject to agreements prohibiting the sale, assignment or transfer for 180 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. See 'Underwriting.'

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, par value of $.01 per share ('Common Stock'), and 5,000,000 shares of Preferred Stock, par value of $.01 per share ('Preferred Stock'). Upon completion of the Offering, there will be ________ shares of Common Stock outstanding and no shares of Preferred Stock outstanding. As of December 31, 1997, there were outstanding ________ shares of Common Stock held of record by two stockholders. In addition, at December 31, 1997, there were outstanding options to purchase ______ shares of Common Stock.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available for dividends, and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after the payment of liabilities. The Common Stock has no preemptive, conversion or other subscription rights. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized to issue the undesignated Preferred Stock in one or more series, to determine the powers, preferences and rights, and the qualifications, limitations or restrictions, granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Certificate of Incorporation limits the liability of directors of the Company to the fullest extent permitted under Section 102(b)(7) of the DGCL. To this end, no director of the Company will be liable to the Company or to its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,
(iii) any willful or negligent payment of an unlawful dividend, stock purchase, or redemption or (iv) any transaction from which the director derived an improper personal benefit.

     The Certificate of Incorporation provides that the Board of Directors consist of three classes of directors serving for staggered three-year terms. As a result, one-third of the Company's Board of Directors will be elected each year. In accordance with the DGCL, directors serving on classified boards of directors may only be removed from office for cause. The Certificate of Incorporation provides that shareholders may take such action only by the affirmative vote of at least 66 2/3% of the voting stock outstanding.

     The Company's Bylaws provide that only the Board of Directors may call a special meeting of shareholders and that shareholders must follow an advance notification procedure for certain shareholder nominations of candidates and for certain other shareholder business to be conducted at the annual meeting. These provisions could, under certain circumstances, operate to delay, defer or prevent a change in control of the Company.

     These provisions could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of shareholders.

SECTION 203 OF THE DGCL

     As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the DGCL which restricts certain business combinations between the Company and an 'interested stockholder' (in general, a shareholder owning 15% or more of the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the shareholder becomes an 'interested stockholder.' The restrictions do not apply if (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (ii) prior to a person qualifying as an 'interested stockholder,' the Board of Directors approves either the business combination or the transaction which would cause such individual to become an 'interested stockholder,' (iii) upon consummation of the transaction in which any person becomes an 'interested stockholder,' such person owns at least 85% of the voting stock of the Company outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iv) on or subsequent to the date on which a person becomes an 'interested stockholder,' the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's shareholders, without written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the 'interested stockholder.'

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the offering there has been no market for the Common Stock of the Company. The Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See 'Risk Factors -- Shares Eligible for Future Sale.'

     Upon completion of the Offering, the Company will have __________ shares of Common Stock outstanding (excluding _________ shares reserved for issuance upon the exercise of outstanding stock options) (________ shares of Common Stock outstanding if the Underwriters' over-allotment option is exercised in full). Of these shares, the _________ shares offered hereby will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by 'affiliates' of the Company, as that term is defined in Rule 144 under the Securities Act ('Affiliates'), which will be subject to the resale limitations imposed by Rule 144, as described below. The remaining __________ shares of Common Stock held by existing shareholders are 'restricted securities' within the meaning of Rule 144 and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration including, among others, the exemption provided by Rule 144 under the Securities Act ('Restricted Shares'). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. All officers, directors, shareholders and option holders of the Company have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of), any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated may in its sole discretion choose to release a certain number of these shares from such restrictions prior to the expiration of such 180 day period. As a result of such contractual restrictions and the provisions of Rule 144 and 701, the Restricted Shares will be available for sale in the public market as follows: (i) no such shares will be eligible for immediate sale on the date of this Prospectus; and
(ii) all of such shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus, subject to the volume limitations and other conditions of Rule 144 described below.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are required to be aggregated) whose restricted securities have been outstanding for at least one year, including a person who may be deemed an 'affiliate' of the Company, may only sell a number of shares within any three-month period which does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately ________ shares after the Offering, _________ if the over-allotment option is exercised in full) or (ii) the average weekly trading volume in the Company's Common Stock in the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the issuer, has not been an affiliate within three months prior to the sale and has owned the restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

     Beginning 90 days after the date of this Prospectus, certain shares issued or issuable upon the exercise of options granted by the Company prior to the date of this Prospectus will also be eligible for sale in the public market pursuant to Rule 701 under the Act. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144, but without compliance with certain restrictions of Rule 144, including the holding period requirements. As of December 31, 1997, the Company has granted options covering _______ shares of Common Stock which have not been exercised and which become exercisable at various times in the future. Any shares of Common Stock issued upon the exercise of these options will be eligible for sale pursuant to Rule 701.

     The Company intends to file a registration statement under the Securities Act covering _______ shares of Common Stock reserved for issuance under the 1998 Stock Option Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this Offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market unless such shares are subject to vesting restrictions with the Company.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the 'Underwriting Agreement'), the Underwriters named below (the 'Underwriters'), for whom Morgan Stanley & Co. Incorporated, William Blair & Company, L.L.C. and Hambrecht & Quist LLC are serving as Representatives (the 'Representatives'), have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                                              NUMBER
NAME                                                                                        OF SHARES
---------------------------------------------------------------------------------------     ----------
Morgan Stanley & Co. Incorporated......................................................
William Blair & Company, L.L.C.........................................................
Hambrecht & Quist LLC..................................................................
                                                                                            ----------

     Total.............................................................................
                                                                                            ----------
                                                                                            ----------

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $ a share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $ a share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of the Prospectus, to purchase up to _________ additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     See 'Shares Eligible for Future Sale' for a description of certain arrangements by which all of the Company's executive officers and directors and certain other existing shareholders have agreed not to sell or otherwise dispose of Common Stock or convertible securities of the Company for up to 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior written consent of Morgan Stanley & Co. Incorporated, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus, except under certain circumstances.

     At the request of the Company, the Underwriters have reserved for sale at the initial public offering price up to _________ shares offered hereby for officers, directors, employees and certain other persons associated with the Company. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales in excess of five percent of the total number of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Application has been made to list the Common Stock for quotation on the Nasdaq National Market under the symbol 'PDII.'

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may cease any of these activities at any time.

PRICE OF THE OFFERING

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price will be the future prospects of the Company and its industry in general; revenue, earnings and certain other financial and operating information of the Company in recent periods; and certain ratios, market prices of securities and certain financial operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions or other factors.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Morse, Zelnick, Rose & Lander, LLP, 450 Park Avenue, New York, New York 10022 and for the Underwriters by Ropes & Gray, One International Place, Boston, Massachusetts 02110. Certain matters relating to rules and regulations promulgated by the FDA and other regulatory matters will be passed upon for the Company by Farkas & Manelli, P.L.L.C., 1233 20th Street, N.W. Suite 700, Washington, D.C. 20036-2396.

                                    EXPERTS

     The balance sheets as of December 31, 1997 and 1996 and the statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1997 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the Registration Statement, reference is made to the exhibit so filed. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ('EDGAR') system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

PROFESSIONAL DETAILING, INC.:

     Report of Independent Accountants.....................................................................    F-2

     Balance Sheets........................................................................................    F-3

     Statements of Operations..............................................................................    F-4

     Statements of Cash Flows..............................................................................    F-5

     Statements of Shareholders' Equity....................................................................    F-6

     Notes to Financial Statements.........................................................................    F-7

After the merger discussed in Note 2 to the Financial Statements is effected, we will be in a position to render the following report.

                                          /s/ Coopers & Lybrand L.L.P.

Parsippany, New Jersey
February 3, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS
                            ------------------------

To the Stockholders and
Board of Directors of Professional Detailing, Inc.:

     We have audited the accompanying balance sheets of Professional Detailing, Inc. as of December 31, 1997 and 1996, and the related statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the finanicial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Detailing, Inc. as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Parsippany, New Jersey
February 3, 1998, except as
to the information presented
in Note 2, for which the date
is                   .

                          PROFESSIONAL DETAILING, INC.
                                 BALANCE SHEETS

                                                                                      DECEMBER 31,
                                                                        ----------------------------------------
                                                                                                     PRO FORMA
                                                                           1996          1997           1997
                                                                        ----------    -----------    -----------
                                                                                                     (UNAUDITED)
ASSETS
Current Assets:
Cash and Cash Equivalents............................................   $2,403,011    $ 5,759,918    $ 5,084,197
Contract Payments Receivable.........................................    3,037,566      2,073,356      2,073,356
Unbilled Costs and Accrued Profits on Contracts in Progress..........    2,372,518      4,986,454      4,986,454
Receivable from Affiliates, net......................................       84,327         27,161         27,161
Other Current Assets.................................................       30,000        297,032        297,032
                                                                        ----------    -----------    -----------
     Total Current Assets............................................    7,927,422     13,143,921     12,468,200
  Net Property, Plant & Equipment:...................................      395,062        547,377        547,377
                                                                        ----------    -----------    -----------
Total Assets.........................................................   $8,322,484    $13,691,298    $13,015,577
                                                                        ----------    -----------    -----------
                                                                        ----------    -----------    -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts Payable.....................................................   $  608,895    $   473,832    $   473,832
Notes Payable........................................................           --         68,365         68,365
Accrued Incentives...................................................    2,905,506      2,806,839      2,806,839
Accrued Salaries and Wages...........................................      896,202      1,417,789      1,417,789
Unearned Contract Revenue............................................    3,925,853      6,131,322      6,131,322
Other Accrued Expenses...............................................      463,754      2,117,330      2,117,330
                                                                        ----------    -----------    -----------
     Total Current Liabilities.......................................    8,800,210     13,015,477     13,015,477
                                                                        ----------    -----------    -----------
Commitments and Contingencies
Shareholders' Equity:
Capital Stock, no par value;
  2,500 shares authorized; shares issued and outstanding,
  1996 -- 100; 1997 -- 100...........................................          100            100            100
Additional Paid-In Capital...........................................           --      4,193,852        101,822
Retained Deficit.....................................................     (467,486)    (3,416,309)            --
Deferred Compensation................................................           --       (101,822)      (101,822)
Shareholder Loan.....................................................      (10,340)            --             --
                                                                        ----------    -----------    -----------
     Total Shareholders' Equity......................................     (477,726)       675,821            100
                                                                        ----------    -----------    -----------
Total Liabilities & Equity...........................................   $8,322,484    $13,691,298    $13,015,577
                                                                        ----------    -----------    -----------
                                                                        ----------    -----------    -----------

   The accompanying notes are an integral part of these financial statements

                          PROFESSIONAL DETAILING, INC.

                            STATEMENTS OF OPERATIONS

                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------
                                                                          1995           1996           1997
                                                                       -----------    -----------    -----------
Revenue.............................................................   $18,398,554    $33,014,960    $54,541,818
Less: Program Expenses, including related party amounts of $0,
  $671,810 and $1,564,606 for the periods ended December 31, 1995,
  1996 and 1997, respectively.......................................    15,427,428     26,886,445     43,057,196
                                                                       -----------    -----------    -----------
Gross Profit........................................................     2,971,126      6,128,515     11,484,622
Compensation Expense................................................     2,124,470      3,190,984      5,120,969
Bonus to Majority Shareholder.......................................       425,000      1,500,000      2,243,000
Stock Grant Expense.................................................            --             --      4,470,000
Other General, Selling & Administrative Expenses....................     1,158,475      1,650,049      2,754,522
                                                                       -----------    -----------    -----------
Total General, Selling & Administrative Expenses....................     3,707,945      6,341,033     14,588,491
                                                                       -----------    -----------    -----------
Operating Loss......................................................      (736,819)      (212,518)    (3,103,869)
Other Income, Net...................................................        69,981         98,072        155,046
                                                                       -----------    -----------    -----------
Net Loss............................................................   $  (666,838)   $  (114,446)   $(2,948,823)
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
Pro Forma Data (unaudited) (see note 3)
  Net Loss, as reported.............................................      (666,838)      (114,446)    (2,948,823)
Pro Forma Income Tax Benefit........................................       120,969             --             --
                                                                       -----------    -----------    -----------
Pro Forma Net Loss..................................................   $  (545,869)   $  (114,446)   $(2,948,823)
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
Pro Forma Net Income (Loss) Per Share...............................
                                                                                                     -----------
                                                                                                     -----------
Pro Forma Weighted Average Shares Outstanding.......................
                                                                                                     -----------
                                                                                                     -----------

   The accompanying notes are an integral part of these financial statements

                          PROFESSIONAL DETAILING, INC.

                            STATEMENTS OF CASH FLOWS

                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                         ----------------------------------------
                                                                            1995           1996          1997
                                                                         -----------    ----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss From Operations..............................................   $  (666,838)   $ (114,446)   $(2,948,823)
     Adjustments to reconcile net loss to net cash provided by/(used
       in) operating activities:
       Depreciation...................................................        85,040       104,531        137,852
       Non-Cash Compensation Expense -- Stock Grant to Officer........            --            --      4,050,000
       Non-Cash Compensation Expense -- Stock Options.................            --            --         42,030
     Other changes in assets and liabilities:
       (Increase) decrease in contract payments receivable............     2,779,325      (188,033)       964,210
       (Increase) decrease in unbilled costs..........................    (2,138,421)      138,271     (2,613,936)
       (Increase) decrease in other current assets....................       136,354        22,253       (267,032)
       Increase (decrease) in trade accounts payable..................       538,152        55,743       (135,063)
       Increase in accrued liabilities................................       825,228     2,522,659        422,920
       Increase (decrease) in unearned contract revenue...............    (1,721,519)     (382,536)     2,205,469
       Increase (decrease) in payable to affiliate....................            --       284,877       (138,859)
       Increase (decrease) in other current liabilities...............       (68,947)      360,107      1,653,576
                                                                         -----------    ----------    -----------
Net Cash Provided By/(Used In) Operating Activities...................      (231,626)    2,803,426      3,372,344
                                                                         -----------    ----------    -----------

CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES
       Purchase of equipment..........................................      (139,415)     (271,503)      (290,167)
       Advances to affiliate..........................................            --      (369,204)            --
       Repayments of advances from affiliate..........................            --            --        196,025
                                                                         -----------    ----------    -----------
Net Cash Provided By/(Used In) Investing Activities...................      (139,415)     (640,707)       (94,142)
                                                                         -----------    ----------    -----------

CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES
  Proceeds from issuance of note payable..............................            --            --        100,000
  Payments on note payable............................................            --            --        (31,635)
  Repayment of shareholder loan.......................................            --            --         10,340
                                                                         -----------    ----------    -----------
Net Cash Provided By/(Used In) Financing Activities...................            --            --         78,705
                                                                         -----------    ----------    -----------
Net Increase/(Decrease) In Cash And Cash Equivalents..................      (371,041)    2,162,719      3,356,907
Cash And Cash Equivalents -- Beginning                                       611,333       240,292      2,403,011
                                                                         -----------    ----------    -----------
Cash And Cash Equivalents -- Ending                                      $   240,292    $2,403,011    $ 5,759,918
                                                                         -----------    ----------    -----------
                                                                         -----------    ----------    -----------
Cash Paid for Interest................................................            --            --    $     7,179
                                                                         -----------    ----------    -----------
                                                                         -----------    ----------    -----------

   The accompanying notes are an integral part of these financial statements

                          PROFESSIONAL DETAILING, INC.

                       STATEMENT OF SHAREHOLDERS' EQUITY

                                          COMMON STOCK
                                      --------------------                                ADDITIONAL
                                      OUTSTANDING              DEFERRED     SHAREHOLDER    PAID IN          RETAINED
                                        SHARES      AMOUNT   COMPENSATION      LOAN        CAPITAL     EARNINGS/(DEFICIT)
                                      -----------   ------   ------------   -----------   ----------   ------------------
Balance -- December 31, 1994........         100     $100             --       (10,340)           --           313,798
Net loss for the year ended December
  31, 1995..........................          --       --             --            --            --          (666,838)
                                      -----------   ------   ------------   -----------   ----------   ------------------
Balance -- December 31, 1995........         100     $100     $       --     $ (10,340)   $       --      $   (353,040)
Net loss for the year ended December
  31, 1996..........................          --       --             --            --            --          (114,446)
                                      -----------   ------   ------------   -----------   ----------   ------------------
Balance -- December 31, 1996........         100      100             --       (10,340)           --          (467,486)
Stock Grant.........................          --       --             --            --     4,050,000                --
Deferred Compensation-Stock
  Options...........................          --       --       (101,822)           --       143,852                --
Repayment of shareholder loan.......          --       --             --        10,340            --                --
Net income for the year ended
  December 31, 1997.................          --       --             --            --            --        (2,948,823)
                                      -----------   ------   ------------   -----------   ----------   ------------------
Balance -- December 31, 1997........         100     $100     $ (101,822)    $       0    $4,193,852      $ (3,416,309)
                                      -----------   ------   ------------   -----------   ----------   ------------------
                                      -----------   ------   ------------   -----------   ----------   ------------------

   The accompanying notes are an integral part of these financial statements

                          PROFESSIONAL DETAILING, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

     Professional Detailing, Inc. (the 'Company') is a leading provider of comprehensive customized sales solutions on an outsourced basis to the United States pharmaceutical industry.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Significant estimates include revenues and costs associated with the contracts, which are used for purposes of applying the percentage-of-completion method.

  Revenue Recognition

     Revenue is earned primarily by performing services under contracts with clients and is recognized under the percentage of completion method. Revenue includes estimated fees or profits to be earned pursuant to contracts calculated on the basis of the relationship between program costs, excluding initial direct program costs, and total estimated program costs, excluding initial direct program costs. There are two significant categories of program costs: (i) initial direct program costs, which are associated with the recruitment and formal training of the sales representatives and managers so that they are qualified to properly render the services specified in the contracts and (ii) personnel costs, which are salaries and related fringe benefits for the representatives and managers who are responsible for the direct performance of the activities specified in the contracts. Initial direct costs associated with the recruitment and training of representatives are deferred and recognized over the life of the corresponding contracts.

     Estimated revenue and costs are reviewed and revised periodically throughout the lives of the contracts, with adjustment to profits resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. In the period in which it is determined that a loss results from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income.

     The Company must continually replace its contracts with new contracts to sustain its revenue. In addition, many of the Company's contracts may be canceled or delayed by clients upon notice. Contracts generally may be terminated for a variety of reasons, including failure to meet certain performance standards. Finally, the Company's contracts typically contain onerous penalties if the Company fails to meet certain performance standards. The failure to obtain new contracts or the cancellation or delay of existing contracts or the failure to satisfy the minimum performance standards set forth in contracts could have a material adverse effect on the Company's business and results of operations.

  Fair Value of Financial Instruments

     The book values of cash and cash equivalents, contract payments receivable, accounts payable and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's note payable is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Under this method, the fair value of the Company's note payable was not significantly different than the book value of December 31, 1997.

  Unbilled Costs and Accrued Profits and Unearned Contract Revenue

     In general, contractual provisions including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail establish prerequisites for billings. Unbilled costs and accrued profits arise when services have been rendered but clients have not been billed. These amounts are classified as a current asset. Normally, the clients agree to pay the Company a portion of the fee due under a

                          PROFESSIONAL DETAILING, INC.

contract in advance of performance of services because of large recruiting and employee development costs associated with the beginning of a contract. The excess of amounts billed over revenue recognized represents unearned contract revenue, which is classified as a current liability.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of unrestricted cash accounts and Certificates of Deposit with a maturity of three months or less at the date of purchase.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. The estimated useful lives of asset classifications are seven years for furniture and fixtures and five years for office equipment and computer equipment. Depreciation is computed using the straight-line method, and the cost of leasehold improvements is amortized over the shorter of the estimated service lives or the terms of the related leases. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and related accumulated depreciation are relieved and any gains or losses are reflected in operations.

  Stock Based Compensation

     Statement of Financial Accounting Standard No. 123, 'Accounting for Stock-Based Compensation' allows companies a choice of measuring employee stock-based compensation expense based on the fair value method of accounting or based upon the intrinsic value approach under APB Opinion No. 25. The Company has elected to measure compensation expense based upon the intrinsic value approach under APB Opinion No. 25.

  Advertising

     The Company recognizes advertising costs as incurred. The total amounts charged to advertising expense were $242,408, $87,104 and $159,206 for the years ended December 31, 1995, 1996 and 1997, respectively.

  Income Taxes

     The Company elected to be taxed under Subchapter S of the Internal Revenue Code of 1986, as amended effective January 1, 1991 and under the corresponding provisions of the laws of the State of New Jersey effective January 1, 1994. Consequently, the Company has not been subject to Federal or New Jersey state income taxes, other than a New Jersey corporate income tax of approximately 2%.

2. ANTICIPATED MERGER (UNAUDITED)

     In connection with a contemplated initial public offering, Professional Detailing, Inc., a New Jersey corporation (the 'New Jersey Entity') will merge with and into Professional Detailing, Inc., a Delaware corporation (the 'Delaware Entity'). As a result of the merger, each outstanding share of the New
Jersey Entity's Common Stock will convert into   shares of the Delaware Entity's
Common Stock. In addition, each outstanding option to purchase Common Stock of the New Jersey Entity will convert into an option to purchase Common Stock of
the Delaware Entity at a      for      ratio.

3. PRO FORMA NET INCOME (LOSS) PER SHARE (UNAUDITED)

     Pro forma net income (loss) per share was calculated using the pro forma weighted average number of shares of common stock and dilutive common stock equivalent shares ('CSEs') from stock options using the treasury stock method assuming a price of $__ per share. Pursuant to the Securities and Exchange Commission SAB Topic 4-D, common stock and CSEs issued at prices below the expected public offering price during the

                          PROFESSIONAL DETAILING, INC.

period prior to the Company's planned offering have been included in the computation of pro forma weighted average number of shares regardless of whether they are dilutive and as if they were outstanding from the beginning of the period.

     The following unaudited table shows the calculation of pro forma weighted average shares outstanding as of December 31, 1997:

                                                                                             # OF SHARES
                                                                                             -----------
Common Stock..............................................................................
Stock Options.............................................................................
                                                                                             -----------
Pro Forma Weighted Average Shares Outstanding.............................................
                                                                                             -----------
                                                                                             -----------

     Under the requirements of Statement of Financial Accounting Standards ('SFAS') No. 128, 'Earnings Per Share', basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period and diluted net income (loss) per share is computed in a manner similar to which pro forma weighted average shares outstanding as of December 31, 1997 is calculated above with the exception that common stock equivalents would be included from the date of issuance and, in any event, only if they were dilutive.

     Had the Company calculated basic and diluted earnings per share pursuant to the requirements of SFAS No. 128, basic and diluted earnings per share would have been the following for the period ended December 31, 1997:

                                                                                        DECEMBER 31, 1997
                                                                                        -----------------
Basic earnings per share.............................................................
Diluted earnings per share...........................................................

4. PROPERTY, PLANT AND EQUIPMENT

     Property, Plant and Equipment consists of the following:

                                                                                      DECEMBER 31,
                                                                                 ----------------------
                                                                                   1996         1997
                                                                                 --------    ----------
Furniture and fixtures........................................................   $ 38,175    $   81,759
Office equipment..............................................................    176,366       217,796
Computer equipment............................................................    600,200       805,353
Leasehold improvements........................................................     18,693        18,693
                                                                                 --------    ----------
Total Property, Plant and Equipment...........................................    833,434     1,123,601

Less accumulated depreciation and amortization................................    438,372       576,224
                                                                                 --------    ----------
Property, Plant and Equipment, net............................................   $395,062    $  547,377
                                                                                 --------    ----------
                                                                                 --------    ----------

5. OPERATING LEASES

     The Company leases facilities and certain equipment under agreements classified as operating leases. Lease expense under these agreements for the twelve months ended December 31, 1995, 1996 and 1997 were $139,070, $165,020 and $182,353, respectively. The Company's facilities lease expires on April 29, 1998. The Company has entered into a new lease to take effect May 1, 1998 for a term of 66 months with an option to extend for an additional five years.

                          PROFESSIONAL DETAILING, INC.

     The following is a schedule by year of the future minimum lease payments as of December 31, 1997 required under these agreements:

1998......................................................................................  $    368,506
1999......................................................................................       581,954
2000......................................................................................       558,075
2001......................................................................................       550,688
2002......................................................................................       550,687
Thereafter................................................................................       525,656
                                                                                            ------------
Total.....................................................................................  $  3,135,566
                                                                                            ------------
                                                                                            ------------

6. SIGNIFICANT CUSTOMERS

     During 1995, 1996 and 1997, the Company had several significant customers for which it provided services under specific contractual arrangements. The following sets forth the revenue generated by customers who accounted for more than 10% of the Company's revenue during each of the periods presented.

                      YEARS ENDED DECEMBER 31,
              -----------------------------------------
CUSTOMERS        1995           1996           1997
----------    ----------     ----------     -----------
    A         $7,736,949     $9,878,375     $13,501,927
    B             *              *           12,253,147
    C          3,073,356      5,456,868      10,543,052
    D          1,861,630      5,389,530          *
    E             *           6,925,230          *
    F          2,758,620         *               *

------------------
* Less than 10% of revenue.

     At December 31, 1996 and 1997, these customers represented 98.3% and 79.5%, respectively, of outstanding receivables and unbilled services. The loss of any one of the foregoing customers could have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. BORROWINGS

     On January 7, 1997, the Company entered into a $100,000 note payable agreement with a commercial bank with an interest rate of 8.25% maturing on January 7, 2000. The note is collateralized by all present and future assets of the Company and a personal guarantee by the majority shareholder. Payments of $3,145, including principal and interest, are payable monthly. In addition the Company has a $500,000 line of credit from the bank under which interest would be payable monthly on the outstanding balance at a floating rate equal to 1% above the prime rate. The Company has also obtained a commitment from the bank for a $1 million line of credit, the proceeds of which are to be used exclusively for capital expenditures. This line would be for a term of nine months and would bear interest payable monthly at a floating rate equal to 0.75% above the prime rate. At the end of the nine months, any outstanding balance would be payable in 60 equal monthly installments of principal and interest computed at a rate of 0.75% above the prime rate on the date of conversion.

     As of December 31, 1997, the Company has not drawn on either line. Both lines are secured collateralized by a lien on all of the assets of the Company and the personal guaranty of the Company's majority shareholder. In addition, if the Company were to draw on such lines, it could be subject to certain restrictive financial covenants and other customary provisions found in commercial loan documentation. Committment fees associated with the lines are immaterial.

                          PROFESSIONAL DETAILING, INC.

8. RELATED PARTY TRANSACTIONS

     In 1996 and 1997, the Company purchased certain print advertising for initial recruitment of representatives through a company that was wholly owned by the Company's majority shareholder. Additionally, the Company also provided administrative services to this affiliate. The net amounts charged to the Company for these purchases amounted to $671,810 and $1,564,606 for the years ended December 31, 1996 and 1997. As of December 31, 1996 and 1997, the amounts payable to affiliate totaled $284,877 and $146,018, respectively. The Company also made advances to this affiliate in 1996. As of December 31, 1996 and 1997, the amounts due the Company as a result of these advances were $369,204 and $173,179, respectively.

9. LOAN TO SHAREHOLDER

     As of December 31, 1996 and 1995, the Company had loans of $10,340 to its then sole shareholder. Such loans were repaid in 1997.

10. RETIREMENT PLANS

     In 1995, 1996 and 1997, the Company provided its employees with a qualified profit sharing plan with 401(k) features. The Company made contributions of $58,667, $99,917 and $172,310 to this plan for the years ended December 31, 1995, 1996 and 1997, respectively.

     Effective January 1, 1997, the Company has committed to make mandatory contributions to the 401(k) plan. This commitment requires contributions from the Company each year equal to 100% of the amount contributed by each employee up to 2% of the employee's wages. Any additional contribution to the plan is at the discretion of the Company.

11. COMMITTMENTS AND CONTINGENCIES

     The Company is engaged in the business of detailing pharmaceutical products. Such activities could expose the Company to risk of liability for personal injury or death to persons using such products, although the Company does not commercially market or sell the products to end users. While the Company has not been subject to any claims or incurred any liabilities due to such claims, there can be no assurance that substantial claims or liabilities will not arise in the future. The Company seeks to reduce its potential liability through measures such as contractual indemnification provisions with clients (the scope of which may vary from client to client, and the performances of which are not secured) and reliance on insurance maintained by clients. The Company could, however, also be held liable for errors and omissions of its employees in connection with the services it performs that are outside the scope of any indemnity. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of the indemnification agreements; if the indemnity, although applicable, is not performed in accordance with its terms; or if the Company's liability exceeds the amount of applicable insurance or indemnity. The Company currently does not carry product liability insurance and is not insured against the errors and omissions of its employees.

     From time to time the Company is involved in litigation incidental to its business. The Company is not currently a party to any pending litigation which, if decided adversely to the Company, would have a material adverse effect on the business, financial condition or results of operations of the Company and the Company is not aware of any material threatened litigation.

12. STOCK GRANT

     In January of 1997, the Company issued 15 shares of its Common Stock to its President and Chief Operating Officer. As a result, he owned 15.0% of the Company's outstanding shares of common stock at that time (taking into account the issuance of such shares).

                          PROFESSIONAL DETAILING, INC.

     This grant of stock was in consideration of services performed on behalf of the Company. The value of the shares was determined by an independent appraiser to be $4,050,000 utilizing standard valuation techniques used to value businesses including discounted cash flow and comparable transactions. The Company has recognized $4,470,000 in compensation and related expenses in the first quarter of 1997.

13. STOCK OPTION PLAN

     Effective in January of 1997, the Company adopted its 1997 Stock Option Plan (the 'Plan'). A total of 1 share of common stock has been reserved for issuance under the Plan. Pursuant to the Plan, the Company may grant incentive stock options and nonqualified options to eligible officers, directors and key employees and consultants of the Company. The selection of participants, allotment of shares, determination of price and other conditions relating to the granting of options is currently determined by the Company's shareholders. As of December 31, 1997 there were .1 shares remaining in the Plan which were available for future grant.

     Options granted under the Plan, once vested, are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than 100% of the fair market value of the Common Stock on the date of grant, unless otherwise determined by the Company's shareholders.

     During 1997, there were two grants of stock options to officers of the Company, one in January for .525 shares at an exercise price of $63,000 and one in March for .375 shares at an exercise price of $45,000. Both grants expire on December 31, 2005. In connection with the grant of such options, the Company will amortize $143,852 of compensation expense over the expected vesting period. The options are expected to vest as follows: one-third shall be exercisable on the earlier of June 30, 1998 or the date of the initial public offering (the 'Initial Exercise Date'), another third shall become exercisable on the first anniversary of the Initial Exercise Date and the final third become exercisable on the second anniversary of the Initial Exercise Date. As of December 31, 1997, none of the options were exercisable as the public offering had not yet taken place and $42,030 of compensation expense has been recognized. The weighted-average remaining contractual life of the outstanding options was 6.9 years. There were no options granted for any period prior to December 31, 1996.

     Had compensation cost for the Company's stock option grants been determined for awards consistent with the fair value approach of Statement of Financial Accounting Standard No. 123, 'Accounting for Stock Based Compensation,' which requires recognition of compensation cost ratably over the vesting period of the underlying instruments, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                                               1997
                                                                                           ------------
Net loss--As reported...................................................................     (2,948,823)
Net loss--Pro forma.....................................................................     (2,957,075)
Basic Earnings Per Share--as reported...................................................
Basic Earnings Per Share--Pro forma.....................................................
Diluted Earnings per share--as reported.................................................
Diluted Earnings per share--Pro forma...................................................

     Compensation cost for the determination of Net income--Pro forma and related per share amounts were estimated using a minimum value approach with an option pricing model and the following assumptions (i) risk free interest rate 6.27%, (ii) expected life 5 years, (iii) expected dividends--0. The fair value of options granted during 1997 was $172,169.

                          PROFESSIONAL DETAILING, INC.

14. PRO FORMA INFORMATION (UNAUDITED)

  Pro Forma Provision For (Benefit From) Income Tax

     The accompanying financial statements reflect a provision/benefit for income taxes on a pro forma basis as if the Company were subject to Federal and New Jersey state income taxes as a taxable corporate entity throughout the years presented. The pro forma income tax provision is based upon the statutory rates in effect for C Corporations during the periods presented.

     Certain events, including the public offering of the Company's common stock, will automatically terminate the Company's S Corporation status, thereby subjecting future income to Federal and New Jersey state income taxes. Due to temporary differences in the recognition of revenue and expenses, income for financial reporting purposes has exceeded income for income tax purposes. Accordingly, the application of the provisions of SFAS No. 109, 'Accounting for Income Taxes' will result in the recognition of a net deferred tax liability (and a corresponding one-time charge to expense) in the period in which the initial public offering occurs. If the S Corporation status had been terminated as of December 31, 1997, this amount would have been immaterial.

  Pro Forma Balance Sheet

     The December 31, 1997 pro forma balance sheet as set forth herein reflects the estimated distribution as of December 31, 1997 of $675,721 to the Company's shareholders immediately prior to the public offering. Such distribution is assumed to be funded by the Company's cash on hand as if distribution was made on December 31, 1997.

15. NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. This pronouncement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company will adopt this pronouncement in 1998 and does not expect its implementation will have a material effect on the Company's financial statements as currently presented.

     Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, was also issued in June 1997 and is effective for fiscal periods beginning after December 15, 1997. This pronouncement establishes the way in which publicly held business enterprises report information about operating segments in annual financial statements and interim reports to stockholders. As the Company operates in a single business segment the implementation of this standard is not expected to significantly impact the Company's financial statements as currently presented.

                                     [LOGO]

                          PROFESSIONAL DETAILING, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Expenses in connection with the issuance and distribution of the Securities being registered hereunder, other than underwriting discounts and commissions, are estimated below.

SEC registration fee.........................................................................   $13,570
NASD filing fee..............................................................................      *
Nasdaq National Market listing fee...........................................................      *
Printing and engraving costs.................................................................      *
Accounting fees and expenses.................................................................      *
Legal fees and expenses......................................................................      *
State securities law fees and expenses including fees of counsel.............................      *
Transfer Agent and Registrar fees and expenses...............................................     3,500
Miscellaneous................................................................................      *
     Total...................................................................................   $  *
                                                                                                -------
                                                                                                -------

------------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Underwriting Agreement provides for reciprocal indemnification between the Company and its controlling persons, on the one hand, and the Underwriters and their respective controlling persons, on the other hand, against certain liabilities in connection with this Offering, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act').

     The Registrant's Certificate of Incorporation and By-Laws provide that the Registrant shall indemnify its directors to the full extent permitted by the General corporation Law of the State of Delaware (the 'DGCL') and may indemnify its officers and employees to such extent, except that the Registrant shall not be obligated to indemnify any such person with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or for any amounts paid in settlement of an action indemnified against by the Registrant without the prior written consent of the Registrant. The Registrant intends to enter into indemnity agreements with each of its directors. These agreements may require the Registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, and to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' liability insurance if available on reasonable terms.

     In addition, the Registrant's Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as director, except for liability (i) for any breach of the directors' duty or loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which are intentional misconduct or a knowing violation of law,
(iii) for willful or negligent conduct in paying dividends or repurchasing stock out of any other lawfully available funds or (iv) for any transaction from which the director derives an improper personal benefit.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years the Company issued the following unregistered securities:

          On January 1, 1997 the Company issued shares of its Common Stock representing 15% of the total number of shares then outstanding to its then President and Chief Operating Officer, Charles T. Saldarini. The transaction described above did not involve a public offering of the Registrant's securities and was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and by reason of Regulation D under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

 EXHIBIT
   NO.                                                 DESCRIPTION
---------  ----------------------------------------------------------------------------------------------------

 1.1       Form of Underwriting Agreement

 2.1       Merger Agreement between Professional Detailing, Inc., a New Jersey corporation, and Professional
           Detailing Inc., a Delaware corporation*

 3.1       Certificate of Incorporation of Professional Detailing, Inc.

 3.2       By-Laws of Professional Detailing, Inc.

 4.1       Specimen Certificate Representing the Common Stock*

 5.1       Form of Opinion of Morse, Zelnick, Rose & Lander, LLP*

10.1       1998 Stock Option Plan*

10.2       Office Lease between IB Brell, L.P. (Landlord) and Professional Detailing, Inc. (Tenant) and
           amendment thereto

10.3       Employment Agreement between the Company and Charles T. Saldarini*

10.4       Employment Agreement between the Company and John P. Dugan*

10.5       Employment Agreement between the Company and Steven K. Budd*

10.6.      Employment Agreement between the Company and Bernard C. Boyle*

23.1       Consent of Coopers & Lybrand L.L.P.

23.2       Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit 5.1)*

23.3       Consent of Farkas & Manelli, P.L.L.C.

24         Power of Attorney (included in signature page)

27         Financial Data Schedule

99.1       Consent of Director Nominee (John M. Pietruski)

99.2       Consent of Director Nominee (Jan Martens Vecsi)

99.3       Consent of Director Nominee (Gerald J. Mossinghoff)

------------------
* To be filed by amendment

ITEM 17.  CERTAIN UNDERTAKINGS

     A. The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     B. The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mahwah, State of New Jersey, on the 13th day of February, 1998.

                                          PROFESSIONAL DETAILING, INC.

                                          By: /s/ Charles T. Saldarini
                                            ------------------------------------
                                              Charles T. Saldarini,
                                              President and Chief Executive
                                              Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles T. Saldarini, and Kenneth S. Rose, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post- effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on the 13th day of February, 1998.

           SIGNATURE                                      TITLE
--------------------------------    --------------------------------------------------

/s/ JOHN P. DUGAN                   Chairman of the Board of Directors
-------------------------------
John P. Dugan

/s/ CHARLES T. SALDARINI            President, Chief Executive Officer and Director
-------------------------------
Charles T. Saldarini

/s/ BERNARD C. BOYLE                Chief Financial Officer (Principal Accounting
-------------------------------     Officer)
Bernard C. Boyle

                                EXHIBIT INDEX

 EXHIBIT
   NO.                                                 DESCRIPTION
---------  ----------------------------------------------------------------------------------------------------

 1.1       Form of Underwriting Agreement

 2.1       Merger Agreement between Professional Detailing, Inc., a New Jersey corporation, and Professional
           Detailing Inc., a Delaware corporation*

 3.1       Certificate of Incorporation of Professional Detailing, Inc.

 3.2       By-Laws of Professional Detailing, Inc.

 4.1       Specimen Certificate Representing the Common Stock*

 5.1       Form of Opinion of Morse, Zelnick, Rose & Lander, LLP*

10.1       1998 Stock Option Plan*

10.2       Office Lease between IB Brell, L.P. (Landlord) and Professional Detailing, Inc. (Tenant) and
           amendment thereto

10.3       Employment Agreement between the Company and Charles T. Saldarini*

10.4       Employment Agreement between the Company and John P. Dugan*

10.5       Employment Agreement between the Company and Steven K. Budd*

10.6.      Employment Agreement between the Company and Bernard C. Boyle*

23.1       Consent of Coopers & Lybrand L.L.P.

23.2       Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit 5.1)*

23.3       Consent of Farkas & Manelli, P.L.L.C.

24         Power of Attorney (included in signature page)

27         Financial Data Schedule

99.1       Consent of Director Nominee (John M. Pietruski)

99.2       Consent of Director Nominee (Jan Martens Vecsi)

99.3       Consent of Director Nominee (Gerald J. Mossinghoff)

------------------
* To be filed by amendment